Exhibit 99.4

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

CAUTIONARY NOTE FOR READERS

The attached Amended and Restated Limited Partnership Agreement has been filed with certain securities regulatory authorities in Canada pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, which requires Westport Fuel Systems Inc. ("Westport") to file certain material contracts to which it (or any subsidiary) is a party. Unlike certain other documents filed on behalf of Westport, the attached Amended and Restated Limited Partnership Agreement has not been prepared as a disclosure document and was not drafted with the intention of providing factual information about Westport (or any affiliate) for the benefit of investors. The attached Amended and Restated Limited Partnership Agreement contains representations and warranties made by Westport and certain of its affiliates to various counterparties for risk allocation purposes, and solely for the benefit of those counterparties. National Instrument 51-102 allows reporting issuers to omit certain provisions of material contracts and readers are cautioned that statements made by Westport (and its affiliates) in the attached Amended and Restated Limited Partnership Agreement may be qualified (in whole or in part) by information redacted from the attached copy of the Amended and Restated Limited Partnership Agreement, which information is not otherwise available to the public. Moreover, information concerning Westport, its affiliates or the subject matter of statements made in the attached Amended and Restated Limited Partnership Agreement concerning Westport or certain of its affiliates may change after the date of the attached Amended and Restated Limited Partnership Agreement, and subsequent information may or may not be fully reflected in Westport's public disclosures. Accordingly, investors should not rely on statements in the attached Amended and Restated Limited Partnership Agreement concerning Westport (or any of its affiliates) as accurate statements of fact.

AMENDED AND RESTATED LIMITED PARTNERSHIP
AGREEMENT

FOR

HPDI TECHNOLOGY LIMITED PARTNERSHIP

BY AND AMONG

WESTPORT FUEL SYSTEMS CANADA INC.
AS LIMITED PARTNER

AND

VOLVO HPDI HOLDING INC.
AS LIMITED PARTNER

AND

1463861 B.C. LTD.
AS GENERAL PARTNER

AND

ANY OTHER PERSON WHO SHALL BE ADMITTED TO
THE PARTNERSHIP AS A PARTNER IN ACCORDANCE
WITH THE PROVISIONS HEREOF

JUNE 3, 2024

Table of Contents

Article 1 INTERPRETATION	2
1.1 Definitions	2
1.2 Schedules	12
1.3 Interpretation	13
1.4 Governing Law	14
1.5 Subsidiaries	14
Article 2 THE LIMITED PARTNERSHIP	14
2.1 Formation and Name of Partnership	14
2.2 Business of the Partnership	14
2.3 Powers of the Partnership	15
2.4 Borrowing Power	15
2.5 Financial Assistance	15
2.6 Term of the Partnership	15
2.7 Business in other Jurisdictions	15
2.8 Amendment of Certificate of Limited Partnership	16
2.9 Fiscal Year	16
2.10 Office of the Partnership	16
2.11 Limitation on Authority of Limited Partners	16
2.12 Power of Attorney	17
2.13 Limited Liability of Limited Partners	18
2.14 Compliance with Laws	19
2.15 Proceedings	19
2.16 Limited Partner Not a General Partner	19
2.17 Non-Competition	19
2.18 Intellectual Property	19
Article 3 POWERS, DUTIES AND OBLIGATIONS OF GENERAL PARTNER	19
3.1 Powers, Duties and Obligations	19
3.2 Specific Powers and Duties	20
3.3 Title to Property	22
3.4 No Other Business By General Partner	22
3.5 Exercise of Duties	22
3.6 Limitation of Liability	23
3.7 Indemnity of General Partner	23
3.8 Indemnity of Partnership	23
3.9 Delegation of Authority	23
3.10 Deemed Resignation of the General Partner	24
3.11 Removal of General Partner	24
3.12 Transfer to New General Partner	24
3.13 Transfer of Title to New General Partner	24
3.14 New General Partner	24
3.15 Holding Unit	24
3.16 Expenses	24
Article 4 CAPITAL CONTRIBUTIONS, UNITS AND ADDITIONAL FUNDING	25
4.1 Partnership Capital	25
4.2 Separate Capital Accounts	25
4.3 No Interest on Capital Account	26
-i-

4.4 No Right to Withdraw Capital Contributions	26
4.5 Units	26
4.6 Equality of Units	26
4.7 Contribution of General Partner	27
4.8 Initial Capital Contributions of the Limited Partners	27
4.9 Additional Capital Contributions and Cash Calls	27
Article 5 DISTRIBUTIONS	33
5.1 General	33
5.2 Distributions prior to Dissolution	33
5.3 Distributions on or After Dissolution	33
5.4 Prohibition on Distributions	33
5.5 Advance of Funds Election	34
5.6 Repayments	35
Article 6 ALLOCATION OF INCOME AND LOSS AND TAX MATTERS	35
6.1 Allocation - Income Tax Act	35
6.2 Accrual Rights	36
6.3 Tax Matters	36
6.4 Registration for GST Purposes	36
6.5 Responsibility for Payment of GST	36
6.6 Tax and Reporting	36
Article 7 FINANCIAL INFORMATION	37
7.1 Books and Records	37
7.2 Reporting	37
7.3 Accounting Policies	38
7.4 Auditors	38
Article 8 GENERAL RESTRICTIONS ON TRANSFER; ADMISSION OF NEW PARTNERS	38
8.1 Restrictions on Transfer and Required Transfers	38
8.2 General Restrictions	39
8.3 Permitted Transfers to Affiliates	40
8.4 Acquisition by Westport Canada	41
8.5 Release of Transferring Partner	41
8.6 Financing and Pledge of Units	42
8.7 Admission of New Partners and Going Public Transactions	42
8.8 Restructuring	43
Article 9 ADDITIONAL RESTRICTIONS ON TRANSFERS	43
9.1 No Transfers [Redacted – commercially sensitive information]	43
9.2 Right of First Refusal	43
9.3 Control Event	45
9.4 Securities Laws Matters	46
Article 10 GENERAL SALE PROVISIONS	46
10.1 Warranties of Seller	46
10.2 Closing Conditions	46
10.3 Payment	47
10.4 Changes in Membership of Partnership	47
10.5 Amendment of Certificate of Limited Partnership or Record	47
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Article 11 MEETINGS OF THE PARTNERS	48
11.1 Meetings of the Partners	48
11.2 Partner Approval Rights	50
Article 12 DEFAULT AND REMEDIES	51
12.1 Event of Default	51
12.2 Remedies	52
12.3 Remedies not Exclusive and No Release	54
12.4 Acknowledgement	54
Article 13 DISSOLUTION AND LIQUIDATION	54
13.1 Events of Dissolution	54
13.2 No Dissolution	55
13.3 Procedure on Dissolution	55
13.4 Dissolution	56
13.5 No Right to Dissolve	56
13.6 Agreement Continues	56
13.7 Survival	56
Article 14 REPRESENTATIONS AND WARRANTIES	56
14.1 Representations and Warranties of the Parties	56
14.2 Survival	58
Article 15 DISPUTE RESOLUTION	58
15.1 Dispute Resolution	58
15.2 Injunctive Relief	58
15.3 Performance to Continue	58
Article 16 NOTICES	58
16.1 Addresses for Service	58
16.2 Change of Address	59
16.3 Notices	59
Article 17 CONFIDENTIALITY	59
17.1 Confidential Information	59
17.2 Restricted Information	61
17.3 Survival	62
Article 18 MISCELLANEOUS	63
18.1 Press Release	63
18.2 Amendment	64
18.3 Agreement to be Bound	64
18.4 Entire Agreement	64
18.5 Strict Performance of Covenants	65
18.6 Waiver	65
18.7 No Liability for Consequential Damage or Loss of Profit	65
18.8 Severability	65
18.9 Effective Time	65
18.10 Time of Essence	66
18.11 Further Assurances	66
18.12 Successors	66
-iii-

18.13 Assignment	66
18.14 Remedies	66
18.15 Withholding	66
18.16 Expenses	66
18.17 Subdivision, Consolidation, etc. of Units	66
18.18 Unit Certificates	67
18.19 Restatement	67
18.20 Currency	68
18.21 Counterparts	68

SCHEDULES

Schedule A Capital Contributions and Units

Schedule B Dispute Resolution

Schedule C FMV Procedure and Methodology

-iv-

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

This Amended and Restated Limited Partnership Agreement is made effective as of June 3, 2024 (the "Effective Date").

Among:

1463861 B.C. LTD., a corporation incorporated under the laws of British Columbia (the "General Partner")

-and-

WESTPORT FUEL SYSTEMS CANADA INC., a corporation incorporated under the laws of British Columbia ("Westport Canada")

-and-

VOLVO HPDI HOLDING INC., a corporation incorporated under the federal laws of Canada ("Volvo Canada")

Recitals:

A.	the Partnership was formed pursuant to the laws of British Columbia on February 1, 2024 by the filing of the Certificate of Limited Partnership and the entering into of the Initial Partnership Agreement;
B.	the Partnership was formed for the purpose of conducting the JV Business;
C.	on formation of the Partnership, Westport Canada held 1 LP Unit and 1,000 GP Shares and was the sole Limited Partner;
D.	following the transfer of the JV Business to the JV Group pursuant to closing of the transactions contemplated by the Asset PA, Westport Canada held 1,000 LP Units and 1,000 JVCo Shares and remained the sole Limited Partner;
E.	upon closing of the transactions contemplated in the Investment Agreement, Volvo Canada acquired 450 LP Units and 450 GP Shares from Westport Canada, and Volvo Sweden acquired a 45% interest in JVCo from Westport Canada;
F.	concurrent with the execution of this Agreement, the Parties entered into the GP USA; and
G.	the General Partner, Westport Canada and Volvo Canada wish to amend and restate the Initial Partnership Agreement pursuant to the terms of this Agreement in order to set forth the terms and conditions applicable to the relationship between the Parties and to set forth the terms and conditions applicable to the conduct of the JV Business.

NOW THEREFORE, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, the following words have the following meanings:

"100% Affiliate" has the meaning set out in the GP USA.

"Act" means the Partnership Act (British Columbia).

"Additional Dispute Notice" has the meaning set out in Schedule B.

"Affiliate" means, with respect to a Person: (a) any Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with another Person; (b) any body corporate in respect of which such Person beneficially owns, directly or indirectly, voting securities carrying more than 20% of the voting rights attached to all voting securities of the body corporate for the time being outstanding; (c) any partner of such Person; or (d) any trust, estate or other entity or fund in which such Person has a substantial beneficial interest or as to which the Person serves as trustee, manager or administrator or in similar capacity; but in each case, with respect to any Partner, excluding each member of the JV Group and, with respect to any member of the JV Group, excluding each of the Partners; and for the purpose of this definition, "control" (including with correlative meanings, the terms "controlled by" or "under common control") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this amended and restated limited partnership agreement and the Schedules.

"Allocations" has the meaning set out in Section 6.1(a).

"Anti-Trust Law" has the meaning set out in the GP USA.

"Applicable Law" means any law, statute, code, ordinance, regulation, rule, Permit, rules of common law, including any judicial and administrative interpretations thereof, of any Governmental Entity which have been made public, including all judicial and administrative Orders which have been made public.

"Arbitration" has the meaning set out in Schedule B.

"Arbitrators" has the meaning set out in Appendix 2 to Schedule B.

"Asset PA" means the asset purchase agreement dated on or about the date of this Agreement between, amongst others, Westport Inc, Westport Canada, the Partnership and JVCo.

"Auditors" means the auditors of the Partnership as determined by the General Partner from time to time.

"Budget" has the meaning set out in the GP USA.

"Business Day" means a day on which banks are generally open for the transaction of commercial business in Vancouver, British Columbia and Gothenburg, Sweden but does not in any event include a Saturday or a Sunday or statutory holiday in British Columbia or Gothenburg, Sweden.

"Business Objective" means the acceleration of development, commercialization and adoption of the HPDI technology on a sustainable basis for use, primarily, in the truck industry and in off-road applications including marine, rail, mining, power generation or generators, construction, and agriculture equipment applications.

"Business Plan" has the meaning set out in the GP USA.

"Capital Accounts" means the accounts of each of the Partners established pursuant to Section 4.2.

"Capital Contribution" means any cash or the fair market value at the time of transfer of other property, or both, which a Partner transfers to the Partnership, less any liabilities assumed or cash or other consideration paid by the Partnership in respect of such contribution, as determined by the General Partner and as set forth in Schedule A (as Schedule A may be updated from time to time).

"Cash Call" means a notice, to be served by the General Partner on each of the Limited Partners, requesting funding in accordance with Section 4.9(c).

"Cash Call Funding" has the meaning set out in Section 4.9(d)(i).

"Cash Call Funding Date" has the meaning set out in Section 4.9(d)(iv).

"Certificate of Limited Partnership" means a certificate for the Partnership filed under the Act on February 2, 2024, and all amendments thereto and renewals or replacements thereof.

"Chair" has the meaning set out in Section 11.1(b).

"Closing Accounts" has the meaning set out in the Investment Agreement.

"Commercial Agreements" has the meaning set out in the GP USA.

"Confidential Information" has the meaning set out in Section 17.1(a).

"Defaulted Amount" has the meaning set out in Section 4.9(i).

"Defaulting Partner" has the meaning set out in Section 12.1.

"Deferred Amount" has the meaning set out in Section 6.1(b).

"Deferred Distribution" has the meaning set out in Section 5.5.

"Dispute" means any controversy, claim, dispute or other matter in question between the Parties arising out of or relating in any way to this Agreement.

"Distributable Cash" means, as of any date, the excess of: (a) all cash and cash equivalents of the LP Group available for distribution by the Partnership; over (b) the sum of the amount of such items determined necessary by the General Partner for the payment of reasonable expenses, debt service obligations on any indebtedness and any other expense or reserve for any liability, working capital or expenditures of the LP Group in line with the Business Plan.

"Effective Date" means the date first above written.

"Emergency Default Loan" has the meaning set out in Section 4.9(i).

"Emergency Dispute" has the meaning set out in Section 4.9(l).

"Emergency Extension Date" has the meaning set out in Section 4.9(k).

"Emergency Funding" has the meaning set out in Section 4.9(e).

"Emergency Funding Amount" has the meaning set out in Section 4.9(g)(i).

"Emergency Funding Date" has the meaning set out in Section 4.9(g)(iv).

"Emergency Funding Notice" has the meaning set out in Section 4.9(e).

"Emergency Funding Requirement" means any funding required by the Partnership (whether for itself or for another member of the LP Group) in order to: prevent (a) an Insolvency Event occurring in relation to the Partnership or, in the case of any other member of the LP Group only, which would have a material impact on that part of the JV Business undertaken by the LP Group or the JV Business as a whole; (b) a breach of financial covenants under any Third Party financing to which the Partnership (or another member of the LP Group) is party; or (c) remedy or prevent an urgent health, safety or environmental concern.

"Emergency Funding Share" has the meaning set out in Section 4.9(g)(iii).

"Escalation Period" has the meaning set out in Appendix 1 to Schedule B.

"Event of Default" has the meaning set out in Section 12.1.

"First Adjourned Partner Meeting" has the meaning set out in Section 11.1(e)(ii).

"Fiscal Year" has the meaning set out in Section 2.9.

"FMV" means the price agreed by the Limited Partners or, in default of such agreement, the fair market value of the LP Units and LP Loans, as applicable, determined in accordance with the FMV Procedure and Methodology.

"FMV Procedure and Methodology" means the procedure and methodology for agreeing or determining FMV, as set out in Schedule C.

"Funding Cap" has the meaning set out in Section 4.9(d)(ii).

"Funding Default" has the meaning set out in Section 4.9(i).

"Funding Defaulting Party" has the meaning set out in Section 4.9(i).

"Funding Non-Defaulting Party" has the meaning set out in Section 4.9(i).

"Funding Plan" has the meaning set out in the GP USA.

"General Partner" has the meaning set out in the Recitals.

"Governmental Entity" means any: (a) government or political subdivision, whether federal, provincial, local or foreign; (b) agency or instrumentality of any such government or political subdivision; (c) federal, state, local or foreign court; (d) applicable industry self-regulatory organization; and (e) applicable stock exchange or securities regulatory authority.

"GP Articles" has the meaning set out in the GP USA.

"GP Board" means the board of directors of the General Partner.

"GP Dispute" has the meaning set out in Schedule B.

"GP Interest" means at any time with respect to a GP Shareholder, that GP Shareholder's rateable ownership of GP Shares expressed as a percentage, which percentage is determined by dividing the number of GP Shares owned by the GP Shareholder by the total number of GP Shares owned by all GP Shareholders.

"GP Shareholder" has the meaning set out in the GP USA.

"GP Shares" has the meaning set out in the GP USA.

"GP Units" means the interest in the Partnership, to be held solely by the General Partner, having the rights and obligations specified in this Agreement, and that are designated as the GP Units.

"GP USA" means the unanimous shareholders agreement in relation to the General Partner entered into as of the Effective Date among the General Partner, Westport Canada and Volvo Canada.

"GST" means the goods and services tax imposed under the provisions of Part IX of the Excise Tax Act (Canada) together with any other goods and services tax, harmonized sales tax, social services tax, or any other value-added tax imposed by any province or territory.

"Holding Company" means, in relation to Volvo Canada (which term shall be deemed to include for these purposes any 100% Affiliate to which Volvo Canada has Transferred any GP Shares, LP Units or LP Loans), that since incorporation Volvo Canada has only carried out the function of holding GP Shares, LP Units and making any LP Loans, and does not have any outstanding liabilities or indebtedness other than any liabilities or indebtedness arising in the ordinary course of it carrying out such function including under this Agreement and the GP USA.

"HPDI" means high pressure direct injection.

"HPDI System" [Redacted – commercially sensitive information]

"ICC" has the meaning set out in Schedule B.

"ICC Rules" has the meaning set out in Appendix 2 to Schedule B.

"IFRS" means the accounting principles so prescribed, recommended or promulgated from time to time as the International Financial Reporting Standards, as issued by the International Accounting Standard Board or any successor thereto, as such principles may be amended, varied or replaced from time to time, which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein.

"Income" or "Loss" in respect of any Fiscal Year, means, respectively, the amount of net income or loss of the Partnership for such period determined by the General Partner in accordance with IFRS consistently applied, including the amount of gain or loss from the disposition of each capital property of the Partnership and after deducting the amounts referred to in Section 3.16.

"Income Tax Act" means the Income Tax Act (Canada) and the regulations thereunder.

"Initial Dispute Notice" has the meaning set out in Schedule B.

"Initial Partnership Agreement" means the limited partnership agreement between the General Partner and Westport Canada dated February 1, 2024.

"Insolvency Event" occurs if:

(a)	a Person ceases or threatens to cease to carry on business, commits an act of bankruptcy (as such term is defined in the Bankruptcy and Insolvency Act (Canada) ("BIA")), becomes insolvent, or proceedings or other actions are taken by or against such entity under the BIA, or the Companies' Creditors Arrangement Act (Canada) or similar legislation whether in Canada or elsewhere;
(b)	any formal or informal proceeding for the dissolution or liquidation or settlement of claims against or winding up of affairs of a Person is instituted by or against such Person;
(c)	a Person voluntarily makes an assignment in bankruptcy, commences (or consents to the commencement of) a voluntary application or other proceeding to be adjudicated a voluntary bankrupt or seeking liquidation, compromise, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency, reorganization or other similar law of any jurisdiction now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, monitor, custodian or other similar official of it, or consents to the filing of a bankruptcy proceeding against it or to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it;
(d)	an involuntary application or other proceeding is commenced against a Person seeking liquidation, compromise, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, monitor, custodian or other similar official of it or any substantial party of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 Business Days;

(e)	a receiver, trustee, monitor, custodian or other similar official is appointed in respect of the property of a Person;
(f)	a Person files a proposal or notice of intention to make a proposal under the BIA;
(g)	a Person makes a fraudulent gift, delivery or transfer of its property or of any part of it, or assigns, removes, secretes or disposes of or attempts or is about to assign, remove, secrete or dispose of any of its property with intent to defraud, defeat or delay its creditors or any of them; or
(h)	any indebtedness or liability of a Person, other than to a Limited Partner or an Affiliate of a Limited Partner, becomes due and payable before the stated maturity thereof or any such indebtedness or liability is not paid at the maturity thereof or upon the expiration of any stated applicable grace period thereof, or such Person fails to make payment when due under any: (i) guarantee given by; (ii) court or arbitration Order that applies to; or (iii) settlement agreement entered into by, such Person.

"Intellectual Property" has the meaning set out in the GP USA.

"Investment Agreement" means the investment agreement dated March 11, 2024 between Westport Inc, Westport Canada, and Volvo Sweden.

"Investment Closing" has the meaning set out in the Investment Agreement.

"IP HoldCo" has the meaning set out in Section 13.3(d).

"JV Agreements" means the JVCo SHA, the JVCo Articles, the GP USA, the GP Articles and this Agreement.

"JV Business" means the development, manufacture, sales, marketing and aftermarket support, service and sales of the components and systems that comprise the HPDI System for use by any OEM (including any Third Party OEM, Volvo Canada, Volvo Sweden or any Affiliate of Volvo Canada or Volvo Sweden), and in any market globally, and includes carrying on the business in order to meet the Business Objective, but excludes the Sub-components Business.

"JV Group" means the LP Group and the JVCo Group.

"JV Group's Intellectual Property" means the Intellectual Property owned, co owned or created by, or licensed to, any member of the JV Group or in which any member of the JV Group otherwise has an interest, including the Intellectual Property transferred by Westport Canada and/or its Affiliates to any member of the JV Group pursuant to the JV Agreements, the Investment Agreement, the Asset PA and any assignment agreement or license contemplated therein.

"JVCo" means HPDI Technology AB (company registration 559468-9696) a company limited by shares, established in accordance with the Swedish Companies Act (Sw. Aktiebolagslagen (SFS 2005:551)).

"JVCo Articles" means the articles of association of JVCo, as amended or replaced from time to time in accordance with the JVCo SHA.

"JVCo Dispute" has the meaning set out in Schedule B.

"JVCo Group" means JVCo and each of its Subsidiaries.

"JVCo Interest" has the meaning set out in GP USA.

"JVCo Loans" has the meaning set out in the JVCo SHA.

"JVCo ROFR" means the right of first refusal granted pursuant to the JVCo SHA, giving each JVCo Shareholder an option to acquire JVCo Shares and JVCo Loans proposed to be sold by the other JVCo Shareholder(s).

"JVCo SHA" means the shareholders agreement governing JVCo between JVCo, Westport Canada and Volvo Sweden dated the Effective Date.

"JVCo Shareholder" has the meaning set out in the GP SHA.

"JVCo Shares" means the shares in the capital of JVCo.

"Lien" means any lien, security interest, mortgage, pledge, charge, license, adverse claim, reversion, restriction, assignment, option, right to acquire or encumbrance of any kind.

"Limited Partner Group" means, with respect to a Limited Partner: (a) any Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such Limited Partner; or (b) any body corporate in respect of which such Limited Partner beneficially owns, directly or indirectly, voting securities carrying more than 50% of the voting rights attached to all voting securities of the body corporate for the time being outstanding, but in each case excluding each member of the JV Group; and for the purpose of this definition, "control" (including with correlative meanings, the terms "controlled by" or "under common control") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise.

"Limited Partners" means Westport Canada, Volvo Canada, and any other Person who shall be admitted to the Partnership as a limited partner of the Partnership, and "Limited Partner" means any one of them.

"Liquidation Event" has the meaning set out in Section 13.3(b).

"Liquidation IP" has the meaning set out in Section 13.3(b).

"Liquidation IP License" has the meaning set out in Section 13.3(b).

"LP Default Loan" has the meaning set out in Section 4.9(i).

"LP Group" means the Partnership and each of its Subsidiaries and the General Partner.

"LP Interest" means at any time with respect to a Limited Partner, that Limited Partner's rateable ownership of LP Units expressed as a percentage, which percentage is determined by dividing the number of LP Units owned by that Limited Partner by the total number of LP Units owned by all Limited Partners.

"LP Loan" has the meaning set out in Section 4.9(d)(iii)(C).

"LP Loan Agreement" has the meaning set out in Section 4.9(d)(iii)(C).

"LP Units" means the limited partner interests in the Partnership having the rights and obligations specified in this Agreement as represented by the issuance of units to the limited partners.

"Net Business Value" has the meaning set out in Schedule C.

"Non-Defaulting Partner" has the meaning set out in Section 12.1.

"OEM" has the meaning set out in the GP USA.

"OEM Licenses" shall mean the licenses granted by any member of the JV Group to any member of Westport Canada's Limited Partner Group in order to facilitate an arrangement pursuant to Section 5.3(b) of the GP USA and/or the JVCo SHA.

"Offer" has the meaning set out in Section 9.2(a).

"Offer Acceptance" has the meaning set out in Section 9.2(c).

"Offer Exercise Period" has the meaning set out in Section 9.2(c).

"Offer Notice" has the meaning set out in Section 9.2(a).

"Offer Price" has the meaning set out in Section 9.2(b)(i).

"Offered Units" has the meaning set out in Section 9.2(a).

"Offering Party" has the meaning set out in Section 9.2(a).

"Order" means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Entity.

"Outstanding Dispute" has the meaning set out in in Appendix 1 to Schedule B.

"Parties" means the General Partner, Westport Canada, and Volvo Canada, and "Party" means any one of them.

"Partners" means the General Partner and the Limited Partners, and "Partner" means any one of them.

"Partnership" means the HPDI Technology Limited Partnership, a limited partnership formed under the laws of British Columbia.

"Partnership Interest" means at any time with respect to a Partner, that Partner's rateable ownership of Units expressed as a percentage, which percentage is determined by dividing the number of Units owned by that Partner by the total number of Units owned by all Partners.

"Permit" means any license, permit, authorization, certificate of authority, qualification or similar document or authority that has been issued or granted by any Governmental Entity.

"Permitted Affiliates" means, in respect of Volvo Canada: (a) Affiliates that are distributors or dealers; or (b) any Affiliate in respect of which Volvo Canada (or another of its Affiliates) does not possess, directly or indirectly, the sole power to direct or cause the direction of such Person's management or policies, whether because it holds less than 50% of the voting share capital, or by contract or otherwise.

"Permitted Business" [Redacted – commercially sensitive information]

"Permitted Lien" means a Lien created in accordance with the terms of this Agreement.

"Permitted Lien Default" has the meaning set out in Section 12.1(a).

"Persistent Breach" means, without duplication:

(a)	the Defaulting Partner (or any of its Affiliates, as applicable) fails to pay any amount required to be paid by it under the Investment Agreement, the JVCo SHA, the GP USA or this Agreement (but excluding the Commercial Agreements) to any other Partner or to the Partnership, any GP Shareholder or the General Partner, any JVCo Shareholder or JVCo, [Redacted – commercially sensitive information];
(b)	[Redacted – commercially sensitive information]; or
(c)	the Defaulting Partner has failed to fund as referred to in Section 4.9(o).

"Person" means any individual (natural person), partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, limited liability company, trust, trustee, executor, administrator or other legal personal representative, Governmental Entity or entity however designated or constituted.

"President & CEO" has the meaning set out in the GP USA.

"Project Agreements" has the meaning set out in the GP USA.

"Proposed Purchaser" has the meaning set out in Section 9.2(e)(i).

"Quarter" or "Quarterly" means each continuous three-month period during a calendar year, ending on March 31, June 30, September 30 or December 31.

"Record" means a record of the Partners to be kept by the General Partner pursuant to Section 7.1.

"Relevant Percentage" with respect to a Limited Partner means that Limited Partner's LP Interest being at least 25%.

"Representatives" means the directors, officers, employees, agents, lawyers, accountants, consultants and financial advisors of a Party and Affiliates of a Party.

"Restricted Information" has the meaning set out in Section 17.2(a).

"ROFR Closing" has the meaning set out in Section 9.2(d)(i).

"ROFR Holder" has the meaning set out in Section 9.2(a).

"ROFR Transfer" has the meaning set out in Section 9.2(b)(iii).

"Sanctions Laws" has the meaning set out in the GP USA.

"Schedules" means the schedules to this Agreement identified in Section 1.2.

"Second Adjourned Partner Meeting" has the meaning set out in Section 11.1(e)(ii).

"Senior Representatives" has the meaning set out in Schedule B.

"SOFR" [Redacted – commercially sensitive information]

"Specified Board Approval" has the meaning set out in the GP USA.

"Specified Consent" means, with respect to any matter, the approval of such matter by all of the Limited Partners who hold a Relevant Percentage at the time of such approval, as evidenced by: (a) a resolution approving such matter passed by a vote of the Partners in person or by proxy at a duly convened meeting of the Partners or any adjournment thereof; or (b) a written resolution signed in one or more counterparts by all such Limited Partners.

"Specified Shareholder Approval" has the meaning set out in the GP USA.

"SR Escalation Notice" has the meaning set out in Schedule B.

"Sub-components Business" [Redacted – commercially sensitive information]

"Subsidiary" has the meaning set out in the GP USA.

"Term" has the meaning set out in Section 2.6.

"Third Party" means any Person other than the Parties and their respective Affiliates.

"Third Party OEM" has the meaning set out in the GP USA.

"Transfer" means:

(a)	a transfer of any LP Units, GP Shares or LP Loans or, as the context requires, any JVCo Shares, JVCo Loans or shares in Volvo Canada, to any Person, including to an Affiliate of the Transferor;
(b)	any sale, exchange, transfer, assignment, gift, mortgage, pledge, encumbrance, hypothecation, alienation, transmission or other transaction or disposition, whether voluntary, involuntary or by operation of law, by which the beneficial ownership, the economic risk of return, a security interest or other interest in, any LP Units, GP Shares or LP Loans or, as the context requires, any JVCo Shares, JVCo Loans or shares in Volvo Canada, passes from one Person to another Person (including an Affiliate) or to the same Person in a different capacity, whether or not for value; or
(c)	any transaction, agreement, undertaking, commitment or arrangement to effect any of the foregoing,

and "to Transfer", "Transferred", "Transferring", "Transferor" and "Transferee" and similar expressions have corresponding meanings.

"Transferred Assets Closing" has the meaning set out in the Investment Agreement.

"Unit" means either a GP Unit or LP Unit.

"Unit Certificate" has the meaning set out in Section 18.18(a).

"Valuator" has the meaning set out in Schedule C.

"Volvo Canada" has the meaning set out in the Recitals.

"Volvo Restricted Business" [Redacted – commercially sensitive information].

"Volvo Sweden" means Volvo Business Services International AB, with company registration number 556539 9853 and its registered office at 405 08 Göteburg, Sweden.

"Westport Canada" has the meaning set out in the Recitals.

"Westport Inc" means Westport Fuel Systems Inc., a corporation incorporated under the laws of the Province of Alberta.

"Westport Restricted Business" [Redacted – commercially sensitive information].

"Windup IP Solution" has the meaning set out in Section 13.3(d).

1.2	Schedules

The following schedules are attached to and form part of this Agreement:

Schedule A – Capital Contributions and Units

Schedule B – Dispute Resolution

Schedule C – FMV Procedure and Methodology

If there is any conflict or inconsistency between the provisions of the body of this Agreement and those of a Schedule, the provisions of the body of this Agreement shall prevail to the extent of the conflict.

1.3	Interpretation

In this Agreement:

(a)	words importing gender include all genders and other Persons, and words in the singular include the plural, and vice versa, wherever the context requires;
(b)	if a word is defined in this Agreement, a derivative of that word shall have a corresponding meaning;
(c)	all references to designated articles, sections Schedules and other subdivisions are to designated articles, sections, Schedules and other subdivisions of this Agreement;
(d)	any reference to a Person in a particular capacity is and is deemed to be a reference to that Person in that capacity and not in any other capacity;
(e)	all references to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof;
(f)	the term "including", "includes", "include" and "in particular" means "including (or includes, include or in particular) without limitation";
(g)	headings and the Table of Contents are not to be considered part of this Agreement and are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents hereof;
(h)	all accounting terms not otherwise defined will have the meanings assigned to them by, and all computations to be made will be made in accordance with, IFRS;
(i)	references to any Applicable Law (including any statute referenced in this Agreement) means such Applicable Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and references to any section or other provision of any Applicable Law means that provision of such Applicable Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(j)	any reference to a Person will include and will be deemed to be a reference to any Person that is a successor or assign to that Person (but only to the extent such Person is permitted to be a successor to or assignee of such Person pursuant to the provisions of this Agreement);
(k)	all references to US$ are references to United States Dollars and all references to SEK are references to Swedish Krona;
(l)	the rule of contractual interpretation known as "contra proferentem" shall not apply to the interpretation or construction of this Agreement, such that in interpreting this Agreement, it shall be irrelevant which Party drafted any particular provision hereof;
(m)	unless otherwise specified herein, or as the context may require, computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period; and
(n)	unless otherwise indicated, references to the time of day or date mean the local time or date in Vancouver, British Columbia.
1.4	Governing Law

This Agreement will be governed by and construed, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without reference to conflict of laws principles.

1.5	Subsidiaries

Any Subsidiary of the Partnership will be governed and operated in the same manner as the Partnership is governed and operated hereunder, and this Agreement and the GP USA, as applicable, will be interpreted and applied to give effect to the foregoing, including the matters contemplated in Section 11.2.

Article 2
THE LIMITED PARTNERSHIP

2.1	Formation and Name of Partnership

The Partners hereby reaffirm the formation of the Partnership as established on the date of filing of the Certificate of Limited Partnership in accordance with the laws of British Columbia and the provisions of the Initial Partnership Agreement and hereby agree to carry on the JV Business in common with a view to profit under the firm name and style of HPDI Technology Limited Partnership. Subject to the requirements of the GP USA, the General Partner is authorized to make any change in the name of the Partnership that the General Partner deems necessary or advisable.

2.2	Business of the Partnership

(a)	The Partnership was formed for the purpose of carrying on the JV Business. The Partnership and JVCo will initially focus on on-road trucking applications but will also pursue rail, marine, construction, mining, power generation or generators and agricultural equipment applications. The Partnership may also engage in such undertakings or matters as may be ancillary thereto or as the General Partner deems advisable in order to carry on the JV Business and meet the Business Objective. Unless otherwise approved by the General Partner, the Partnership will not carry on any other business.
(b)	Unless unanimously agreed by the GP Board, all projects relating to the JV Business will be developed through the Partnership and JVCo, and their respective Subsidiaries, and each Limited Partner covenants and agrees to refer any such projects to the Partnership and JVCo, and their respective Subsidiaries.
(c)	The Parties acknowledge and agree that the Partnership aims to attract new OEM customers and the development and sale to Volvo Truck Corporation or its Affiliates of HPDI product will be on a non-exclusive basis.
2.3	Powers of the Partnership

In connection with carrying on the JV Business, the Partnership, acting by and through the General Partner, has the power to do and perform all things necessary for or incidental to or connected therewith.

2.4	Borrowing Power

Subject to the GP USA, the Partnership has full power to, from time to time: (a) borrow money, (b) draw, make, execute and issue loan agreements, promissory notes, evidences of indebtedness and other negotiable or non-negotiable instruments, (c) secure the payment of any sums so borrowed, (d) mortgage, pledge, charge, assign and hypothecate or assign in trust all or any part of, or any interest in, any of the undertaking, property or assets of the Partnership, (e) assign any money owing or to be owing to the Partnership, and/or (f) engage in any other means of financing.

2.5	Financial Assistance

Subject to the GP USA, the Partnership may, from time to time: (a) give financial assistance to any Person by means of a loan, guarantee or otherwise for any purpose, including for the purpose of or in connection with a purchase of an interest in the Partnership, and the Capital Contribution of any Partner; and (b) give a guarantee to secure performance of an obligation of any Person.

2.6	Term of the Partnership

The Partnership will carry on business until it is dissolved in accordance with the terms of this Agreement or otherwise agreed by Specified Consent (the "Term").

2.7	Business in other Jurisdictions

The General Partner shall, to the greatest extent possible, endeavour to ensure the limited liability of the Limited Partners under the Act and other Applicable Law of the jurisdictions in which the Partnership carries on or is deemed to carry on business.

2.8	Amendment of Certificate of Limited Partnership

The Certificate of Limited Partnership shall be amended on the occurrence of one or more of the events set forth herein or in the Act requiring the same. The General Partner shall promptly following the occurrence of any event requiring cancellation or amendment of the Certificate of Limited Partnership, sign and acknowledge on behalf of all Partners a declaration conforming to the requirements of the Act and shall file and record such declaration as required.

2.9	Fiscal Year

The fiscal year of the Partnership shall be the period of 12 months ending on December 31 each year (the "Fiscal Year").

2.10	Office of the Partnership

The principal place of business of the Partnership shall be 1691 W 75th Ave, Vancouver, British Columbia, which shall at all times be the principal office of the General Partner and may be changed from time to time by the General Partner giving notice of such change to the Limited Partners.

2.11	Limitation on Authority of Limited Partners

No Limited Partner, in its capacity as a limited partner, shall:

(a)	transact any business on behalf of the Partnership or make any commitment on behalf of or otherwise obligate or bind the Partnership;
(b)	other than by voting on a resolution of the Partners or otherwise exercising its rights as a Limited Partner, execute any document that binds or purports to bind any other Partner or the Partnership;
(c)	hold itself out as having the right, power or authority to bind any other Partner or the Partnership;
(d)	have any authority or power to act for or undertake any obligation or responsibility on behalf of any other Partner or the Partnership;
(e)	make any claim, protest or allegation or otherwise institute or cause to be instituted any legal or administrative proceeding involving any claim, protest or allegation, that in making decisions and taking or not taking actions concerning the matters set forth in Section 11.2, a Limited Partner is acting in its own best interests and not in the best interests of the Partnership or one or more of the other Partners, except in the case of any decision or action that is otherwise illegal or in breach of this Agreement;

(f)	except in connection with a dissolution of the Partnership in accordance with this Agreement, bring any action for partition or sale or otherwise in connection with the Partnership or any interest in any property of the Partnership, whether real or personal, tangible or intangible, or file or register or permit to be filed, registered or remain undischarged any Lien or charge in respect of any property of the Partnership;
(g)	compel or seek a partition, judicial or otherwise, of any of the assets of the Partnership distributed or to be distributed to the Partners in kind in accordance with this Agreement;
(h)	give notice to the other Partners of that Limited Partner's intention to dissolve the Partnership or apply to a court for an order to dissolve or wind-up the Partnership;
(i)	deal with any Third Party in connection with the LP Group unless it discloses in writing to such Third Party that it is a Limited Partner; or
(j)	take any action that will jeopardize or eliminate the status of the Partnership as a limited partnership under the Act.
2.12	Power of Attorney
(a)	Each Limited Partner hereby irrevocably nominates, constitutes and appoints the General Partner as its agent and true and lawful attorney to act on its behalf with full power and authority in the Limited Partner's name, place and stead to execute, under seal or otherwise, swear to, acknowledge, deliver, record or file, as the case may be, and as and where required:
(i)	any instruments or documents that the General Partner deems necessary or appropriate to continue and keep in good standing the Partnership as a limited partnership under the Act, or otherwise to comply with the laws of any jurisdiction in which the Partnership may carry on business or own or lease property in order to maintain the limited liability of the Limited Partners and to comply with the Applicable Laws of such jurisdiction (including such amendments to the Certificate of Limited Partnership or the Record as may be necessary to reflect the admission to the Partnership of subscribers for or Transferees of Units as contemplated by this Agreement);
(ii)	any instruments and amendments to the Certificate of Limited Partnership that the General Partner deems necessary or appropriate to reflect any amendment to this Agreement made or approved in accordance with Section 18.2;
(iii)	any instrument required in connection with the dissolution and termination of the Partnership in accordance with the provisions of this Agreement, including any elections that may be available under the Income Tax Act or under any other taxation legislation or laws of like import of Canada or of any province or jurisdiction which relates to the affairs of the Partnership or the interest of any Partner in the Partnership;

(iv)	any documents that the General Partner deems necessary or appropriate to be filed with the appropriate Governmental Entity in connection with the JV Business, property, assets and undertaking of the Partnership;
(v)	such documents that the General Partner deems necessary or appropriate to give effect to the JV Business;
(vi)	any election, determination, designation, information return, objection or similar document or instrument as may be required at any time under the Income Tax Act or under any other taxation legislation or laws of like import of Canada or of any province or jurisdiction which relates to the affairs of the Partnership or the interest of any Partner in the Partnership including any subsection 97(2) election or subsection 165(1.15) objection or other filing under the Income Tax Act; and
(vii)	all other instruments and documents on a Limited Partner's behalf and in a Limited Partner's name or in the name of the Partnership as may be deemed necessary or appropriate by the General Partner to carry out fully this Agreement in accordance with its terms.
(b)	The power of attorney granted herein is irrevocable, is a power coupled with an interest, extends to the successors and Transferees of a Limited Partner, and may be exercised by the General Partner on behalf of a Limited Partner in executing any instrument by electronic signature or by listing all of the Limited Partners and executing such instrument with a single signature as attorney and agent for all of them. Each Limited Partner agrees to be bound by any actions made or taken by the General Partner pursuant to this power of attorney and hereby waives any and all defences that may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under this power of attorney. This power of attorney shall continue in respect of the General Partner so long as it is the General Partner of the Partnership, and shall terminate thereafter, but shall continue in respect of a new general partner that agrees in writing to be bound by the terms of this Agreement as if the new general partner were the original attorney.
(c)	A Transferee of an LP Unit shall, upon becoming a Limited Partner, be conclusively deemed to have acknowledged and agreed to be bound by the provisions of this Agreement as a Limited Partner and shall be conclusively deemed to have provided the General Partner with the power of attorney described in this Section 2.12.
2.13	Limited Liability of Limited Partners

Subject to the provisions of the Act and of similar legislation in other jurisdictions, the liability of each Limited Partner for the undertakings, debts, liabilities and obligations of the Partnership shall be limited to each Limited Partner's Capital Contribution plus any unpaid Capital Contributions that such Limited Partner agreed to pay or contribute.

2.14	Compliance with Laws

The Limited Partners will, on the request of the General Partner from time to time, immediately execute any documents considered by the General Partner to be necessary to comply with any Applicable Law or regulation of any jurisdiction in Canada for the continuation, operation or good standing of the Partnership.

2.15	Proceedings

In any action, suit or other proceeding commenced by a Limited Partner against the General Partner, the Partnership must bear the expenses of the General Partner in any such action, suit or other proceeding in which or in relation to which the General Partner is adjudged not to be in breach of any duty or responsibility imposed upon it hereunder; otherwise, such costs will be borne by the General Partner.

2.16	Limited Partner Not a General Partner

If any provision of this Agreement has the effect of imposing upon any Limited Partner any of the liabilities or obligations of a general partner under the Act, such provision shall be of no force and effect.

2.17	Non-Competition

[Redacted – commercially sensitive information].

2.18	Intellectual Property

As of the Effective Date, the Partnership owns, or has licence to use, all Intellectual Property related to the JV Business that was transferred to the Partnership by Westport Canada pursuant to the Investment Agreement and, subject to the terms of any applicable development agreement, the Partnership shall own all Intellectual Property developed by or for the Partnership in connection with the JV Business after the Effective Date.

Article 3
POWERS, DUTIES AND OBLIGATIONS OF GENERAL PARTNER

3.1	Powers, Duties and Obligations
(a)	The General Partner has:
(i)	unlimited liability for the undertakings, debts, liabilities and obligations of the Partnership;
(ii)	subject to the terms of this Agreement and to any applicable limitations set forth in the Act, the full and exclusive right, power and authority to manage, control, administer and operate that part of the JV Business undertaken by the LP Group and the affairs of the Partnership, and to make decisions regarding the undertaking and JV Business of the Partnership; and

(iii)	subject to the terms of this Agreement, the full and exclusive right, power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying out that part of the JV Business undertaken or to be undertaken by the LP Group.
(b)	Any action taken by the General Partner on behalf of the Partnership is deemed to be the act of the Partnership and binds the Partnership.
3.2	Specific Powers and Duties
(a)	In addition to the powers and authorities possessed by the General Partner pursuant to the Act or conferred by Applicable Law or elsewhere in this Agreement, and without limiting the generality of Section 3.1, but in any event subject to the GP USA or any Specified Consent required under this Agreement, the General Partner shall have the full and exclusive right, power and authority to:
(i)	negotiate, execute and carry out all agreements which require negotiation or execution by or on behalf of the Partnership involving matters or transactions that are within the ordinary course of carrying on the relevant part of the JV Business;
(ii)	acquire property, both real and personal, of any description as required in the ordinary course of carrying on the relevant part of the JV Business;
(iii)	borrow money upon the credit of the Partnership and the property and assets of the Partnership;
(iv)	issue, re-issue, sell or pledge debt obligations of the Partnership and to make, accept, endorse, negotiate or otherwise deal with bonds, debentures, cheques, drafts, notes, orders for the payment of money, bills of exchange, bills of lading, acceptances and other similar instruments and obligations;
(v)	give a guarantee on behalf of the Partnership to secure performance of an obligation of another Person and grant or enter into any postponement and/or subordination agreements in favour of any Person in order to postpone and/or subordinate the Partnership's rights in respect of any indebtedness or other obligations owed to, or security granted in favour of, the Partnership;
(vi)	lend funds of the Partnership from time to time to any Person;
(vii)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any movable or personal, immovable or real or other property of the Partnership, owned or subsequently acquired, to secure any direct or indirect obligation of the Partnership and to consent to the conveyance or disposal of such property or portion thereof in connection with any realization thereon by the secured party in respect of such security interests;

(viii)	enter into any swap or derivative transaction at any time and from time to time in order to hedge the Partnership's exposure to fluctuations in commodity prices, interest rates, foreign exchange rates or otherwise and whether financially or physically settled;
(ix)	manage bank accounts in its name or in the name of the Partnership and spend the capital of the Partnership in the exercise of any right or power exercisable by the General Partner hereunder;
(x)	incur all costs and expenses in connection with the Partnership;
(xi)	employ, retain, engage or dismiss from employment or service, personnel, agents, representatives or professionals with the powers and duties and upon the terms and for the compensation as in the sole and entire discretion of the General Partner may be necessary or advisable in the carrying on of the relevant part of the JV Business;
(xii)	enter into agreements and other arrangements for services that in the sole and entire discretion of the General Partner may be necessary or advisable in the carrying on of the relevant part of the JV Business;
(xiii)	engage agents to assist it to carry out its management obligations to the Partnership or subcontract administrative functions to any Affiliate of a Partner;
(xiv)	invest cash assets of the Partnership that are not immediately required in the carrying on of the JV Business in short term investments;
(xv)	act as attorney in fact or agent of the Partnership in disbursing and collecting moneys for the Partnership, paying debts and fulfilling the obligations of the Partnership and handling and settling any claims of the Partnership;
(xvi)	commence or defend any action or proceeding in connection with the Partnership;
(xvii)	file returns or other documents required by any Governmental Entity;
(xviii)	retain legal counsel, experts, advisors or consultants as the General Partner considers appropriate and to rely upon the advice of such Persons;
(xix)	do anything that is in furtherance of or incidental to the JV Business or that is provided for in this Agreement;
(xx)	obtain insurance coverage as in the sole and entire discretion of the General Partner may be necessary or advisable;

(xxi)	decide in its sole and entire discretion any additional time at which the profits of the Partnership shall be distributed to the Partners and, subject to the terms of this Agreement, the amount of any such distribution;
(xxii)	decide in its sole and entire discretion any additional time at which the capital or other assets of the Partnership shall be distributed to the Partners and, subject to the terms of this Agreement, the amount of any such distribution and the manner of returning same;
(xxiii)	determine, in its sole discretion, all distributions to Partners pursuant to Section 5.2;
(xxiv)	carry out the relevant part of the JV Business; and
(xxv)	execute, acknowledge and deliver the documents necessary to effectuate any or all of the foregoing or otherwise in connection with the JV Business.
(b)	No Person dealing with the Partnership will be required to enquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership.
3.3	Title to Property

Without altering or affecting the rights, titles and interests under this Agreement, the Partners hereby agree that the assets of the Partnership may be held in the name of the General Partner or any other entity determined by Specified Consent, as nominee for the Partnership, and for the use and benefit of the Partnership in accordance with this Agreement, until such time as the General Partner determines that it is appropriate or advisable for the assets to be held or registered in the name of the Partnership, another nominee or otherwise. Such holding of the assets will not prevent the vesting of the legal and beneficial title thereto in the Partnership in the manner and at the time that may be otherwise herein provided.

3.4	No Other Business By General Partner

The General Partner will not engage in any business other than the conduct of its obligations and responsibilities under this Agreement, including all activities necessarily incidental thereto.

3.5	Exercise of Duties

The General Partner covenants with the Limited Partners that it will exercise the powers and discharge its duties under this Agreement honestly, in good faith and in the best interests of the Partnership and that it will exercise the degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances. The General Partner also covenants that it will devote all of its time and attention to the conduct of the JV Business of the Partnership.

3.6	Limitation of Liability

The General Partner is not liable for the return of any Limited Partner's Capital Contributions. Moreover, notwithstanding anything else contained in this Agreement (but without prejudice to any liability of any agent, lawyer, accountant, consultant, financial or other advisor to the General Partner), neither the General Partner nor its Representatives are liable (in damages or otherwise) to the Partnership or a Limited Partner for any action taken or failure to act on behalf of the Partnership within the scope of the authority conferred on the General Partner by this Agreement or otherwise by Applicable Law, unless the act or omission was performed or omitted fraudulently or in bad faith or constituted negligence or wilful or reckless disregard of the General Partner's obligations under this Agreement or Applicable Law. Without limiting the generality of the foregoing, neither the General Partner nor its Representatives are liable, responsible for or in any way accountable (in damages or otherwise) to the Partnership or a Limited Partner for any mistakes or errors in judgment, or any act or omission believed in good faith by the General Partner to be within the scope of authority conferred by this Agreement or otherwise by Applicable Law.

3.7	Indemnity of General Partner

The Partnership (but only to the extent of the assets of the Partnership and for clarity not the assets of the Limited Partners themselves) hereby indemnifies and holds harmless the General Partner and its Representatives (other than any agent, lawyer, accountant, consultant, financial or other advisor to the General Partner), from and against all losses, costs, expenses, damages or liabilities suffered or incurred by reason of the acts, omissions or alleged acts or omissions arising out of the activities of the General Partner on behalf of the Partnership under this Agreement or in furtherance of the interests of the Partnership, unless the acts, omissions or the alleged acts or omissions on which the actual or threatened action, proceeding or claim is based were not believed in good faith by the General Partner to be within the scope of the authority conferred by this Agreement or otherwise by Applicable Law, or were performed or omitted to be performed fraudulently or in bad faith or constituted gross negligence or wilful or reckless disregard of the obligations of the General Partner under this Agreement or Applicable Law.

3.8	Indemnity of Partnership

The General Partner hereby indemnifies and holds harmless the Partnership from and against all losses, costs, expenses, damages and liabilities suffered or incurred by the Partnership by reason of any act or omission not believed by the General Partner in good faith to be within the scope of the authority conferred on the General Partner by this Agreement or otherwise by Applicable Law or any act or omission performed or omitted constituting gross negligence or wilful or reckless disregard of the General Partner's obligations under this Agreement or Applicable Law.

3.9	Delegation of Authority

The General Partner may contract with any Person to carry out any of the duties of the General Partner hereunder and may delegate to such Person any power and authority of the General Partner hereunder, but no such contract or delegation will relieve the General Partner of any of its obligations hereunder. The Limited Partners are hereby deemed to have approved the entering into by the General Partner, as general partner of the Partnership, of the Project Agreements.

3.10	Deemed Resignation of the General Partner

Unless waived by Specified Consent, the General Partner shall be deemed to have resigned as the General Partner of the Partnership in the event of an Insolvency Event in respect of the General Partner.

3.11	Removal of General Partner

The General Partner shall not be removed without Specified Consent.

3.12	Transfer to New General Partner

On the admission of a new general partner to the Partnership and on the resignation or removal of the General Partner, the resigning or retiring General Partner will Transfer all of its Units to the new general partner and do all things and take all steps to transfer the administration, management, control and operation of the JV Business and the books, records and accounts of the Partnership to the new general partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

3.13	Transfer of Title to New General Partner

On the resignation or removal of the General Partner and the admission of a new general partner, the resigning or retiring General Partner will, at the cost of the Partnership, transfer title to the Partnership's property held in the General Partner's name, if any, to such new general partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

3.14	New General Partner

A new general partner shall not be a "non-resident" for purposes of the Income Tax Act and will become a party to this Agreement by signing a counterpart hereof and will agree to be bound by all of the provisions hereof, and to assume the obligations, duties and liabilities of the General Partner hereunder as and from the date the new general partner becomes a party to this Agreement.

3.15	Holding Unit

The General Partner must acquire and hold, at all times while it is a general partner of the Partnership, at least one GP Unit.

3.16	Expenses

The Partnership will reimburse the General Partner for all reasonable costs incurred by the General Partner or its designees or subcontractors in the performance of its duties hereunder, including costs associated with the business of the General Partner in acting as a general partner of the Partnership, including costs specifically incurred for the benefit of the Partnership, and costs associated with the holding of Partners' meetings and professional fees, but specifically excluding expenses of any action, suit or other proceeding in which, or in relation to which, the General Partner is adjudged to be in breach of any duty or responsibility imposed upon the General Partner in this Agreement. The Partners acknowledge and agree that any or all reimbursable expenses may in the sole and entire discretion of the General Partner be incurred by the General Partner in the name of or on account of the Partnership, in which case such expenses shall be deemed to be expenses incurred by the Partnership. All such direct and allocated expenses will be subject to an independent audit report thereon to the Limited Partners at the request of any one Limited Partner and the General Partner covenants to provide reasonable access to its books and records for such purpose. If an independent audit of expenses is requested by either of the Limited Partners the costs incurred by the General Partner shall be borne as follows: (a) the costs incurred for the first independent audit requested in a Fiscal Year, by the Partnership; and (b) the costs incurred for each additional independent audit requested in a Fiscal Year, by such Limited Partner requesting the independent audit.

Article 4
CAPITAL CONTRIBUTIONS, UNITS AND ADDITIONAL FUNDING

4.1	Partnership Capital

The capital of the Partnership consists of the aggregate of the Partner's Capital Contributions less amounts returned to Partners in respect of such capital contributions. Schedule A sets out each Partner's Capital Contributions as of the Effective Date (including the initial Cash Call Funding referred to in Section 4.9(b)). The General Partner may update Schedule A without further act or formality of the Limited Partners as required to reflect any adjustment to the Capital Contributions of the Partners required following finalisation of the Closing Accounts pursuant to the Investment Agreement and the requirements of Section 4.8(c).

4.2	Separate Capital Accounts

The General Partner will maintain a separate capital account (each a "Capital Account") for each Partner and will, on receipt of a Capital Contribution, credit the Capital Account of a Partner with the amount of cash or fair market value (at the time of transfer) of the property contributed and with such Partner's share of the Income of the Partnership for the Fiscal Year, and will debit the Capital Account with the amount of cash or fair market value (at the time of transfer) distributed or returned from time to time by the Partnership to the Partner and with such Partner's share of the Loss of the Partnership for the Fiscal Year (but, for the avoidance of doubt, shall not reflect any revaluation of the net assets of the Partnership other than as reflected in any such Income or Loss). The interest of a Partner will not terminate by reason of there being a negative or nil balance in the Partner's Capital Account and no Partner shall have any obligation to make a Capital Contribution to the Partnership by reason of there being a negative or nil balance in the Partner's Capital Account. No Limited Partner shall be responsible for any losses of any other Limited Partner, nor share in the allocation of Income or Loss attributable to the Partnership to the Units of any other Limited Partner. For greater certainty, the Capital Accounts created and kept for each Partner pursuant hereto shall serve only for accounting purposes and shall not confer any right of ownership whatsoever upon the Partner concerned as regards to any amount which may be credited to such accounts. The distributions and other payments made to the Partners shall be based not on the balances in their respective Capital Accounts but rather on the provisions set out in this Agreement.

4.3	No Interest on Capital Account

The Partnership will not pay interest on any credit balance of the Capital Account or on any Capital Contributions of a Partner. Except as required by this Agreement or Applicable Law, no Partner is required to pay interest to the Partnership on any Capital Contributions returned to the Partner.

4.4	No Right to Withdraw Capital Contributions

Except as expressly provided elsewhere in this Agreement, no Partner shall have the right to withdraw any or all of its Capital Contributions or to receive any distribution of cash or other property from the Partnership.

4.5	Units
(a)	The interests in the Partnership of the Partners will be divided into and represented by an unlimited number of units designated as "GP Units", which may only be held by the General Partner, and an unlimited number of units designated as "LP Units", which may only be held by Limited Partners.
(b)	Each Unit will represent an interest in the Partnership having the rights set forth herein and will entitle the holder thereof to the rights and benefits of this Agreement. Except as otherwise specified in this Agreement, no Limited Partner will have any preference, priority or right in any circumstance over any other Limited Partner in respect of the LP Units held by each.
(c)	The holders of the Units shall have the right to vote, right to receive distributions and the right to share in the assets of the Partnership upon dissolution, the obligation to make capital contributions and all other rights, benefits and privileges enjoyed by that Partner in its capacity as a Partner under the Act and this Agreement.
(d)	Units shall be "securities" for purposes of the Securities Transfer Act (British Columbia) and similar legislation of other provinces and territories of Canada. The Units shall be certificated.
(e)	The Parties acknowledge that the Partnership has issued a total of 1 GP Unit and 1,000 LP Units as at the Effective Date, which are held:
(i)	by Westport Canada, 550 LP Units;
(ii)	by Volvo Canada, 450 LP Units; and
(iii)	by the General Partner, one GP Unit.
4.6	Equality of Units

(a)	Each LP Unit shall be identical to all other LP Units in all respects and, accordingly, shall entitle the holder to the same rights and obligations as a holder of any other LP Unit. No Limited Partner shall, in respect of any LP Unit held by such Limited Partner, be entitled to any preference, priority or right in any circumstance over any other Limited Partner in respect of any LP Unit held by the other Limited Partner. Except as provided in this Agreement, each LP Unit is entitled to participate equally with all other LP Units with respect to any and all distributions made by the Partnership.
(b)	A GP Unit shall not rank equally with the LP Units but the holder of a GP Unit shall be entitled to receive distributions based on its Partnership Interest, as determined by the General Partner.
4.7	Contribution of General Partner

The Parties acknowledge that the General Partner made a Capital Contribution on the date of formation in the amount of $1.00 in exchange for the GP Unit. The General Partner shall not be required to make any further Capital Contribution and shall maintain its interest in the Partnership in consideration for serving as the General Partner of the Partnership.

4.8	Initial Capital Contributions of the Limited Partners
(a)	In connection with the formation of the Partnership, Westport Canada made an initial cash Capital Contribution to the Partnership in the amount of [Redacted – commercially sensitive information] and, as consideration for such Capital Contribution, the Partnership issued to Westport Canada 1 LP Unit and [Redacted – commercially sensitive information] was added to the Capital Account of Westport Canada in respect of its LP Units.
(b)	In connection with Transferred Assets Closing, Westport Canada made a Capital Contribution to the Partnership pursuant to the Asset PA. The Parties agree that the fair market value of such Capital Contribution was equal to [Redacted – commercially sensitive information], and, as consideration for such Capital Contribution, the Partnership issued to Westport Canada 999 LP Unit and [Redacted – commercially sensitive information] was added to the Capital Account of Westport Canada in respect of its LP Units.
(c)	In connection with the Investment Closing, Westport Canada sold Volvo Canada 450 LP Units pursuant to the Investment Agreement. In connection with such transaction, Westport Canada's Capital Account in respect of its LP Units was reduced to [Redacted – commercially sensitive information] and [Redacted – commercially sensitive information] was added to the Capital Account of Volvo Canada in respect of its LP Units (which shall each be subject to adjustment following finalisation of the Closing Accounts pursuant to the Investment Agreement).
4.9	Additional Capital Contributions and Cash Calls
(a)	During the initial phase of the JV Business, the Limited Partners acknowledge that volumes and revenues will be low and as such, the Limited Partners will be required to provide further funding to the Partnership (for its, or another member of the JV Group's, use), up to (in aggregate with amounts funded by the Limited Partners and their 100% Affiliates pursuant to the JVCo SHA) their respective Funding Caps, in order to provide sufficient funds in order for the JV Group to carry out the JV Business in accordance with the Business Plan. The Parties acknowledge that certain other events may trigger the requirement for further funding during the Term, including unexpected losses or expenditure, or any member of the JV Group entering into, or intending to enter into, a product development agreement in connection with advancing the Business Objective.

(b)	The Parties have agreed that an initial Cash Call in the aggregate amount of [Redacted – commercially sensitive information] will be required in order to fund the Partnership from the date hereof to the end of the current Fiscal Year. As such, the Limited Partners agree to provide their pro rata share of such initial Cash Call Funding on the date hereof in the form of Capital Contributions. Following the provision of such initial Cash Call Funding the Parties anticipate that the Partnership will be funded 12 to 18 months in advance for each upcoming Fiscal Year and such funding (and its anticipated source) will be reflected in the Funding Plan approved as part of the Business Plan, on an annual basis. The General Partner shall consider, in the preparation of the Funding Plan, whether the Partnership should source funding to meet the projected funding requirements for that part of the JV Business undertaken by the LP Group by way of debt, on terms satisfactory to the GP Board, rather than through Capital Contributions.
(c)	If:
(i)	the General Partner determines that funding from a Third Party will not be sourced or fails to determine that funding from a Third Party will be sourced; and
(ii)	the Funding Plan requires the Limited Partners to provide funding to the Partnership for the upcoming Fiscal Year,

the General Partner will issue a Cash Call on an annual basis at the beginning of each Fiscal Year but in any event, within the first calendar Quarter. The General Partner may, in its discretion from time to time, and in accordance with the requirements of the GP USA, issue Cash Calls not contemplated by the Funding Plan.

(d)	All Cash Calls will be made on the following basis:
(i)	the Cash Call will set out the aggregate amount of additional funding required ("Cash Call Funding"), whether such Cash Call Funding is in accordance with the Funding Plan or for additional funding, and the rationale for such Cash Call Funding;
(ii)	the Limited Partners shall be responsible for providing the Cash Call Funding pro rata in proportion with their respective LP Interests, up to an aggregate amount (when taken together with the initial Cash Call Funding referred to in Section 4.9(b), any Emergency Funding provided by such Limited Partner and any cash calls and emergency funding provided to JVCo by such Limited Partner or its 100% Affiliates pursuant to the JVCo SHA, and calculated by reference to the principal amount outstanding (excluding any accrued interest) from time to time of each LP Loan and JVCo Loan) of [Redacted – commercially sensitive information] (in the case of Volvo Canada) and [Redacted – commercially sensitive information] (in the case of Westport Canada) (or, in each case, the equivalent amount in SEK) (each a "Funding Cap"). The Partners acknowledge that the Funding Cap is in respect of the JV Group as a whole;

(iii)	the Cash Call will specify whether the Cash Call Funding will be satisfied by:
(A)	the subscription for further LP Units;
(B)	additional Capital Contributions, the amount of which shall be credited to the Capital Accounts of the Limited Partners (in proportion to the amount funded by each Limited Partner), without the issuance of any further LP Units; or
(C)	by extending an interest-bearing loan to the Partnership ("LP Loan"), in accordance with loan agreements to be entered into by each Limited Partner and the Partnership as described in Section 4.9(d)(vi) ("LP Loan Agreement"), as determined by the GP Board and provided that the Limited Partners shall fund their respective Cash Call Funding in the same manner. The Parties agree that a LP Loan may be extended by, or assigned to, an 100% Affiliate of the relevant Limited Partner; provided that, if there is a conversion of such LP Loan to equity, any LP Units issued on conversion must be held by the Limited Partner such that all LP Units are held by the same Person and not divided between the Limited Partner and its 100% Affiliate;

(iv)	the Cash Call shall set out the date by which the Cash Call Funding is required by the Partnership, which shall not be earlier than 25 Business Days after the date of the Cash Call (the "Cash Call Funding Date");
(v)	each Limited Partner shall, no later than the Cash Call Funding Date, provide their proportion of such Cash Call Funding in the manner set out in the Cash Call;
(vi)	if any Cash Call Funding is to be provided by way of LP Loan, the terms of such LP Loan shall be determined by the General Partner, provided that there shall be a restriction on any Transfer of a LP Loan to a Person that is not: (A) an 100% Affiliate of the relevant Limited Partner; or (B) a proposed transferee of LP Units in accordance with a permitted Transfer of the LP Units. LP Loans shall not be considered or treated as a Capital Contribution and such LP Loans shall rank as to priority of repayment below all other indebtedness incurred by the Partnership from time to time but in priority to any return of capital to the Limited Partners; and

(vii)	if a Partner disputes the amount of a Cash Call, it shall nevertheless pay the Cash Call in full and the dispute shall be resolved in accordance with Article 15.
(e)	If an Emergency Funding Requirement occurs, the President & CEO or the General Partner may provide each Limited Partner with a written request ("Emergency Funding Notice") for emergency funding ("Emergency Funding").
(f)	In the event the President & CEO and/or the General Partner does not serve an Emergency Funding Notice and a Limited Partner still considers that an Emergency Funding Requirement has occurred, that Limited Partner may provide the President & CEO, the General Partner and the other Limited Partner with an Emergency Funding Notice for Emergency Funding.
(g)	An Emergency Funding Notice given pursuant to Sections 4.9(e) or 4.9(f) shall specify:
(i)	the amount required by the Partnership to meet the Emergency Funding Requirement (the "Emergency Funding Amount");
(ii)	the nature of the Emergency Funding Requirement and proposed uses of the Emergency Funding Amount;
(iii)	the proportion of the Emergency Funding Amount that each Limited Partner is obliged to fund (its "Emergency Funding Share") (which, unless otherwise agreed between the Limited Partners in writing, shall be an amount equal to each Limited Partner's LP Interest. The corresponding amount each Limited Partner is obliged to fund shall be subject to each Limited Partner's Funding Cap, which shall be deemed reduced by any other funding previously provided to any member of the JV Group by the relevant Limited Partner and its 100% Affiliates); and
(iv)	the date by which the Emergency Funding Amount is required by the Partnership, which shall not be earlier than 20 Business Days after the date of the Emergency Funding Notice (the "Emergency Funding Date").
(h)	The Limited Partners shall seek to agree no later than 10 Business Days prior to the Emergency Funding Date, whether such Emergency Funding shall be paid by way of:
(i)	the subscription for further LP Units;
(ii)	additional Capital Contributions, the amount of which shall be credited to the Capital Accounts of the Limited Partners (in proportion to the amount funded by each Limited Partner), without the issuance of any further LP Units; or
(iii)	a LP Loan,

provided that the Limited Partners shall fund their respective Emergency Funding Share in the same manner and, in default of agreement, the Emergency Funding shall be made by way of LP Loan pursuant to a LP Loan Agreement, subject in all cases to the requirements of Section 4.9(d)(vi).

(i)	If either Limited Partner (a "Funding Defaulting Party") has not yet provided funding to the Partnership pursuant to Cash Calls or Emergency Funding up to its Funding Cap (as reduced by any funding previously provided to any member of the JV Group by such Limited Partner and its 100% Affiliates) and fails to provide its respective LP Interest share of any Cash Call or its Emergency Funding Share of any Emergency Funding (as applicable) by the relevant Cash Call Funding Date or Emergency Funding Date (as applicable) (such event being a "Funding Default" and the amount the Funding Defaulting Party has failed to fund being the "Defaulted Amount"), then the other Limited Partner (the "Funding Non-Defaulting Party") [Redacted – commercially sensitive information].
(j)	The terms of any LP Default Loan or Emergency Default Loan shall be determined by the General Partner, but subject to the following:
(i)	such LP Default Loan or Emergency Default Loan may not be Transferred to any Person (including a 100% Affiliate of the Funding Non-Defaulting Party) or the Transferee of LP Units by the Funding Non-Defaulting Party without the prior written consent of the General Partner or otherwise in connection with a permitted Transfer as set out in this Agreement;
(ii)	such LP Default Loan or Emergency Default Loan shall rank as to priority of repayment below all Third Party indebtedness incurred by the Partnership from time to time but in priority to any LP Loans and any return of capital to the Limited Partners;
(iii)	the rate of interest payable on the LP Default Loan or Emergency Default Loan shall be [Redacted – commercially sensitive information] or such other rate as may be determined by the General Partner; and
(iv)	unless otherwise agreed with Specified Consent, in the event that any LP Default Loan or Emergency Default Loan is to be converted into LP Units pursuant to Section 4.9(m), [Redacted – commercially sensitive information] but immediately prior to such conversion, the Parties shall take any action required in relation to the LP Default Loan or, as applicable, Emergency Default Loan to be converted in order to ensure that, on conversion, each Limited Partners' revised LP Interest is the same as its (or its 100% Affiliate's) revised JVCo Interest and GP Interest. Such actions may require the Partnership, the JVCo and the General Partner to enter into inter-company loans, in order to allow the partial repayment of the relevant LP Default Loan or Emergency Default Loan, and the funds so repaid to be lent to JVCo and/or the General Partner and converted into JVCo Shares and/or GP Shares.
(k)	The Funding Defaulting Party may, in the case of Cash Calls, at any point where a LP Default Loan for a Defaulted Amount is outstanding and no notice of conversion of such LP Default Loan into LP Units has yet been delivered by the Funding Non-Defaulting Party to the Partnership, or in the case of Emergency Funding, [Redacted – commercially sensitive information] of the date the Emergency Default Loan was extended to the Partnership by the Funding Non-Defaulting Party ("Emergency Extension Date"), provide the Defaulted Amount (plus accrued interest at the rate of [Redacted – commercially sensitive information]) to the Partnership in satisfaction of its obligation to fund, as applicable, the Cash Call (in the same manner as such Cash Call was provided by the Funding Non-Defaulting Party) or its Emergency Funding Share of the Emergency Funding by way of convertible loan (which shall be on the same terms as the Emergency Default Loan) and the Partnership will use such amount to repay the LP Default Loan or Emergency Default Loan (as applicable) (plus accrued interest) to the Funding Non-Defaulting Party. For greater certainty, Section 4.9(m) shall not apply to any Emergency Default Loan prior to the Emergency Extension Date or where an Emergency Funding Requirement is ongoing.

(l)	In the event the Funding Defaulting Party has not provided funding to the Partnership in accordance with Section 4.9(k) in respect of an Emergency Funding by the Emergency Extension Date or has not referred the matter of whether an Emergency Funding Requirement has occurred ("Emergency Dispute") to Arbitration for resolution in accordance with Article 15 prior to the Emergency Extension Date, the provisions of Section 4.9(m) shall apply.
(m)	The Funding Non-Defaulting Party shall have the option at any time (subject to Section 4.9(l) in the event of an Emergency Default Loan) to convert a LP Default Loan or Emergency Default Loan into LP Units [Redacted – commercially sensitive information], provided that: (A) all resultant LP Units must be held directly by the Funding Non-Defaulting Party; and (B) in the case of a LP Default Loan only, where the aggregate of such Defaulted Amount and any equivalent amount in respect of such Funding Defaulting Party or its 100% Affiliate pursuant to the JVCo SHA is equal to or less than [Redacted – commercially sensitive information], the Funding Non-Defaulting Party shall not be entitled to convert into LP Units any portion of the LP Default Loan that has been outstanding for a period of less than nine months from the date of the LP Default Loan.
(n)	In the event that an Emergency Dispute has been referred to Arbitration for resolution and the final decision of the Arbitrators is that an Emergency Funding Requirement:
(i)	had occurred at the time the Emergency Funding Notice was served, the Funding Defaulting Party shall be responsible for the costs of the Arbitration (including the costs of all other Parties in relation thereto) and shall have until the later of: (A) five Business Days after the decision; and (B) the last day of the Emergency Extension Date to provide the Defaulted Amount to the Partnership pursuant to Section 4.9(k), following such date, if such Defaulted Amount has not been paid, the Funding Non-Defaulting Party shall be immediately entitled to convert the Emergency Default Loan into LP Units in accordance with the provisions of Section 4.9(m) (and subject to the restriction set out in Section 4.9(m)(B)); or
(ii)	had not occurred at the time the Emergency Funding Notice was served, the Party that served the Emergency Funding Notice (which, in relation to an Emergency Funding Notice served by the President & CEO, shall be deemed to be the General Partner) shall be responsible for the costs of the Arbitration (including the costs of all other Parties in relation thereto) and the Partnership shall repay the Emergency Default Loan (plus any accrued interest) to the Funding Non-Defaulting Party as soon as reasonably practicable.

(o)	If either Party fails to provide its respective LP Interest share of any Cash Call or Emergency Funding Share of any Emergency Funding (in each case, up to its Funding Cap, as reduced by any other funding previously provided to any member of the JV Group by such Limited Partner and its 100% Affiliates): (i) [Redacted – commercially sensitive information]; and (ii) such that its Defaulted Amount and any equivalent amount in respect of such Funding Defaulting Party or its 100% Affiliate pursuant to the JVCo SHA is [Redacted – commercially sensitive information] or more, such failure to fund shall be considered a Persistent Breach.
(p)	In the event that a Funding Default has occurred and the Funding Non-Defaulting Party has elected: (i) not to fund any of the Defaulted Amount; or (ii) to fund only a portion, but not all, of the Defaulted Amount, the General Partner shall amend the Business Plan in such reasonable manner as may be required to account for the decreased amount of funding provided.

Article 5
DISTRIBUTIONS

5.1	General

Subject to Section 5.4, the General Partner shall make distributions of Distributable Cash to the Partners in accordance with any distribution policy adopted by the General Partner. Any such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

5.2	Distributions prior to Dissolution

Subject to Section 5.4, prior to the dissolution of the Partnership, the General Partner shall, from time to time, determine the amount of Distributable Cash to be paid to the Partners, and shall distribute such amount of Distributable Cash to the Partners pro rata in a percentage equal to each Partner's respective Partnership Interest.

5.3	Distributions on or After Dissolution

Upon a dissolution of the Partnership pursuant to Article 13, distributions shall be made in the manner prescribed in Article 13.

5.4	Prohibition on Distributions

The General Partner shall not cause the Partnership to make any distribution pursuant to this Article 5:

(a)	unless there is sufficient cash available therefor;

(b)	in respect of Units of a Partner, if such Partner is in material default or material breach of its covenants and obligations under this Agreement or an Event of Default has occurred in respect of such Partner;
(c)	which would render the Partnership unable to pay its debts as and when they fall due; or
(d)	which, in the opinion of the General Partner, would or might reasonably be expected to leave the Partnership with insufficient funds to meet any future or contingent obligations or which would contravene the Act.
5.5	Advance of Funds Election

Where a distribution to a Limited Partner (other than a distribution to be made on account of, or in full or partial satisfaction of, a withdrawal of a capital contribution by such Limited Partner) is contemplated to be made pursuant to Section 5.2, and such Limited Partner determines, acting reasonably, that its "adjusted cost base" (for purposes of the Income Tax Act) in its LP Units would be reduced below zero if such distribution were so paid, then, such Limited Partner may, at its option, inform the General Partner that it wishes to defer the receipt of all or a portion of such distribution on the terms of this Section 5.5 (such portion referred to as the "Deferred Distribution"). In such circumstance:

(a)	the Deferred Distribution shall not be paid except as set out herein;
(b)	the General Partner shall cause the Partnership to make a loan to such Limited Partner equal to the lesser of the Deferred Distribution amount and the amount that does not exceed, when taken together with all other loans made to such Limited Partner pursuant to this Section 5.5 during the same Fiscal Year, the aggregate of (i) the Limited Partner's Share of the Partnership's Adjusted Net Income for the Fiscal Year, and (ii) the aggregate adjusted cost base of the Limited Partner's LP Units at the end of the Fiscal Year (the adjusted cost base being determined without taking into account any loans made to such Limited Partner pursuant to this Section 5.5 during the Fiscal Year); and
(c)	as soon as practicable after the end of the Fiscal Year during which a loan was made pursuant to this Section 5.5, or, if earlier, the time that the Limited Partner ceases to be a Limited Partner, the General Partner shall cause the payment of the Deferred Distribution to the Limited Partner and such distribution shall be automatically set-off against the aggregate of the loans made to such Limited Partner in full and final settlement of the loan amounts (such payment and set-off to be documented in writing), and further provided that the General Partner shall not agree to any Deferred Distribution or make any loans under this Section 5.5 unless the General Partner is satisfied, acting reasonably, that any such loans are primarily for the purpose of avoiding a deemed gain to the Limited Partner under subsection 40(3.1) of the Income Tax Act that would be realized at the end of the Fiscal Year that would be caused solely by the difference between the time of the addition and the time of the deduction of the following amounts in computing the adjusted cost base of the Limited Partner's LP Units, respectively: (i) the Limited Partner's Share of the Partnership's Adjusted Net Income for the Fiscal Year, and (ii) the distributions to the Limited Partner for the Fiscal Year under subparagraph 53(2)(c)(v) of the Income Tax Act. For these purposes, a Limited Partner's "Share of the Partnership's Adjusted Net Income" for a Fiscal Year shall be the total of all amounts determined under subparagraph 53(1)(e)(i) of the Income Tax Act for such Fiscal Year, less the total of all amounts determined under subparagraph 53(2)(c)(i) of the Income Tax Act for such Fiscal Year.

5.6	Repayments

If, as determined by the General Partner, it appears that any Partner has received an amount which exceeds that Partner's entitlement pursuant to the terms of this Agreement, such Partner shall, forthwith upon notice from the General Partner, reimburse the Partnership to the extent of the excess, and failing reimbursement within five Business Days after receiving notice from the General Partner, the General Partner may withhold the amount of the excess (with interest accruing at the daily rate [Redacted – commercially sensitive information] from the date which is five Business Days of such Partner receiving the foregoing notice from the General Partner) from further distributions otherwise payable to such Partner.

Article 6
ALLOCATION OF INCOME AND LOSS AND TAX MATTERS

6.1	Allocation - Income Tax Act
(a)	Unless otherwise determined by the General Partner, all net Income, net Loss, taxable income and losses for tax purposes of the Partnership and all other items of income, gain, loss, deduction, recapture or credit of the Partnership which are allocable for income tax purposes (collectively, the "Allocations"), shall be allocated to the Partners who are members of the Partnership at the end of each Fiscal Year based on the respective Partners' Partnership Interest, calculated as at the end of each such Fiscal Year.
(b)	Notwithstanding Section 6.1(a), where: (i) assets have been contributed to the Partnership by a Partner; (ii) the aggregate "cost amount" for purposes of the Income Tax Act to the Partnership of such assets immediately following such contribution is less than the fair market value of such assets at such time (with the excess of such fair market value over the aggregate "cost amount" being the "Deferred Amount"); (iii) such assets are subsequently disposed of by the Partnership; and (iv) such disposition results in Income for tax purposes to the Partnership, then unless otherwise approved by the Partners, the portion of such Income from such disposition that does not exceed the Deferred Amount shall be allocated to the Partner who contributed such assets to the Partnership and any excess portion shall be allocated in accordance with Section 6.1(a).
(c)	Notwithstanding the foregoing, in the event that any Partner Transfers the whole or any portion of its Units to any Person, the Allocations pursuant to Section 6.1(a) shall be computed based on the assumption that, for the purposes of subsection 96(1.01) of the Income Tax Act, the Fiscal Year of the Partnership had ended immediately before the time that is immediately before the time that such Partner ceased to be a member of the Partnership, and the Allocations shall be made based on the respective Partnership Interest of the Partners at the end of such notional Fiscal Year; however, where such Allocation to a Partner for a notional fiscal period is negative in a Fiscal Year of the Partnership where the aggregate of all Allocations is positive, or is positive in a Fiscal Year of the Partnership where the aggregate of all Allocations is negative, then such Allocation for such notional fiscal period shall be nil.

6.2	Accrual Rights

The Partners agree that any and all rights to allocations of Income or Loss or distributions of cash attached to the Unit shall accrue as and from the date of issuance thereof.

6.3	Tax Matters

The Partnership will, in computing its Income or Loss for income tax purposes, claim all expenses, deductions, including capital cost allowance, and reserves to the maximum extent permitted by the Income Tax Act.

6.4	Registration for GST Purposes

The General Partner shall register the Partnership for GST.

6.5	Responsibility for Payment of GST

The Partnership (and not the General Partner) will be responsible for the payment of GST, if any, with respect to the costs and expenses: (a) of the Partnership; and (b) reimbursed by the Partnership to a Partner. The Partnership shall claim on its GST return all input tax credits in respect of GST paid on goods and services acquired: (i) by the Partnership; and (ii) by a Partner for the account of the Partnership.

6.6	Tax and Reporting
(a)	The General Partner shall, in the form and within the prescribed time period as required by Applicable Law, prepare and file all required filings with respect to GST of the Partnership.
(b)	The General Partner shall provide each Person who was a Limited Partner:
(i)	at any time in a Fiscal Year, or
(ii)	at the date of dissolution of the Partnership,

in the form and within the prescribed time period as required by Applicable Law, all information, in suitable form, relating to the Partnership necessary for the Person to prepare that Person's Canadian federal and provincial income tax returns. The General Partner will file annual information returns and any other information returns required to be filed under the Income Tax Act and any other applicable tax legislation in respect of the Partnership. Each Limited Partner shall be solely responsible for filing its income tax returns and reporting its share of the Income or Loss.

Article 7
FINANCIAL INFORMATION

7.1	Books and Records
(a)	The General Partner shall maintain at the Partnership's principal place of business a current Record stating for each Partner, the Partner's name, address, the amount of money and/or the value of property contributed or to be contributed by the Partner to the Partnership the amount of money and/or the value of property distributed by the Partnership to the Partner as a return of capital and the number of Units held by each Partner. Registration of interests in, and Transfers of Units permitted under this Agreement will be made only in the Record.
(b)	The General Partner shall maintain accurate and complete books and records (financial or otherwise) with respect to the JV Business and affairs of the Partnership and in accordance with IFRS and Applicable Law. The foregoing books and records will be maintained during the existence and after the dissolution of the Partnership for the time periods required by Applicable Law at the principal office of the General Partner in Canada or such other place determined by the General Partner, provided that such books and records will be made available to the Partners in a form that will enable such Persons to access them at the place of business of such Partner or its Affiliate, during normal business hours and through remote electronic access.
7.2	Reporting
(a)	The General Partner shall cause to be prepared and delivered to each Limited Partner by no later than 1 March in the year immediately following each Fiscal Year, audited consolidated financial statements of the Partnership, including a statement of Income and Distributable Cash, a statement of Partner's Capital Accounts and a statement of cash flow and balance sheet for such Fiscal Year, together with audited comparative financial statements, all prepared in accordance with IFRS, and all such information as may be necessary to enable the Limited Partners to file all required federal and provincial income tax returns with respect to the income of the Partnership.
(b)	On a Quarterly basis, within an aspirational target of four calendar days but in any event no later than 10 Business Days after the end of each Quarter of each Fiscal Year (including the final Quarter of each Fiscal Year), the General Partner shall cause to be prepared and delivered to the Limited Partners a report summarizing the status of the activities of the JV Business as at the end of the applicable Quarter, which will include the unaudited financial statements of the JV Business as a whole for the Quarter then ended, including a balance sheet, an income statement and a related statement of changes in cash flow for such Quarter (all of which will contain comparisons to the prior year) and will contain notes explaining material balances set out in the balance sheet and income statements in accordance with IFRS.
(c)	The General Partner shall cause to be prepared and delivered to each Limited Partner within an aspirational target of four calendar days but in any event no later than five Business Days after the end of each month of each Fiscal Year (including the final month of each Fiscal Year), a report summarizing the status of the activities of the JV Business as at the end of such month, which will include the unaudited financial statements of the JV Business for the month then ended, including a balance sheet and an income statement (all of which will present monthly and year to date results, where applicable), and will contain notes explaining material balances set out in the balance sheet and income statements in accordance with IFRS.

(d)	In addition to any report required under this Agreement or pursuant to Applicable Law, the General Partner will prepare or cause to be prepared and delivered to each Limited Partner such other Quarterly and annual reports in respect of the financial condition of the Partnership or distributions made by the Partnership as may be reasonably required by any of the Limited Partners at any time and from time to time.
7.3	Accounting Policies

The General Partner is authorized to establish from time to time accounting policies with respect to the financial statements of the Partnership and to change from time to time any policy that has been so established so long as such policies are consistent with the provisions of this Agreement and with IFRS.

7.4	Auditors

The appointment of Auditors, if any, for the Partnership will be made by the General Partner.

Article 8
GENERAL RESTRICTIONS ON TRANSFER; ADMISSION OF NEW PARTNERS

8.1	Restrictions on Transfer and Required Transfers
(a)	No Partner shall Transfer, whether directly or indirectly, any Units or enter into any agreement or commitment to Transfer Units except, in each case, in accordance with the terms of this Agreement (including the provisions of Section 8.6), or with Specified Consent, and in each case, any attempt to do so without such consent or in compliance with this Agreement shall be void. The General Partner shall only register or permit the registration of any Transfer of any Units made in compliance with the provisions of this Agreement. A Transferee of Units shall automatically become bound and subject to this Agreement, without further act or formality.
(b)	If a Limited Partner Transfers all or any of its GP Shares or it or its 100% Affiliate Transfers all or any of its JVCo Shares (in each case, other than the granting of a Permitted Lien or a Transfer to an 100% Affiliate in accordance with the GP USA and the JVCo SHA) as permitted under the GP USA and/or the JVCo SHA, such Limited Partner must Transfer the same proportion of its LP Units and LP Loans to such Transferee (or to one but not more than one 100% Affiliate of such Transferee) concurrently with, and in the same transaction as, the Transfer of the JVCo Shares. Provided that Volvo Canada is a Holding Company, Volvo Canada shall not be in breach of this provision if Volvo Sweden has Transferred an equivalent proportion of its shares in Volvo Canada to the Transferee.

(c)	If a Limited Partner Transfers all or any of its LP Units (other than a Transfer to an 100% Affiliate permitted by Section 8.3 or entering into a Permitted Lien pursuant to Section 8.6), the Limited Partner must (or must procure that its 100% Affiliate must) Transfer the same proportion of its LP Loans, JVCo Shares and JVCo Loans to such Transferee (or to one but not more than one 100% Affiliate of such Transferee) concurrently with, and in the same transaction as, the Transfer of the JVCo Shares. Provided that Volvo Canada is a Holding Company, Volvo Canada shall not be in breach of this provision if Volvo Sweden has Transferred an equivalent proportion of its shares in Volvo Canada to the Transferee.
(d)	Except as otherwise agreed with Specified Consent, any Person (including any Limited Partner) who or which intends to purchase or subscribe for (i) GP Shares, shall be required by the Transferor or the General Partner, as applicable, to concurrently also purchase or subscribe for LP Units, on a pro rata basis, such that such Person's GP Interest is at all times equivalent to such Person's LP Interest; (ii) LP Units, shall be required by the Transferor or the General Partner, as applicable, to concurrently also purchase or subscribe for GP Shares, on a pro rata basis, such that such Person's GP Interest is at all times equivalent to such Person's LP Interest; and (iii) either GP Shares or LP Units, shall be required by the Transferor or the General Partner, as applicable, to concurrently also purchase or subscribe for JVCo Shares, on a pro rata basis, such that such Person's GP Interest and corresponding LP Interest is at all times equivalent to such Person's JVCo Interest.
(e)	In the event there is a Transfer of LP Units or LP Loans between the Limited Partners at the same time as the Transfer of GP Shares pursuant to the GP USA and a Transfer of JVCo Shares and JVCo Loans pursuant to the JVCo SHA (including as a result of a change of a Limited Partner's LP Interest or GP Interest as contemplated in Section 8.1(d)), the allocation of the price received in respect of such Transfers as between each such Transfer shall be as determined in accordance with the FMV Procedure and Methodology or as otherwise mutually determined by the Limited Partners.
8.2	General Restrictions

Notwithstanding any other provision in this Agreement to the contrary but subject to Section 8.1, no Partner may Transfer any Units or LP Loans:

(a)	if it is in default under this Agreement (except for an obligatory Transfer in accordance with Section 12.2 or following a change of control pursuant to Section 9.3), or it or its Affiliate, as applicable, is in default under any Project Agreement;
(b)	(other than in respect of the granting of a Permitted Lien) without Transferring the same proportion of its (or procuring that its applicable 100% Affiliate Transfers the same proportion of its) GP Shares, JVCo Shares and JVCo Loans, in each case to the same Person or one (but not more than one) 100% Affiliate of such Person in accordance with the GP USA and the JVCo SHA;

(c)	if the Transferee does not have the technical expertise, or the commercial, operational or financial capabilities, as applicable, in order to perform the obligations of the Transferor under this Agreement, the GP USA or the JVCo SHA;
(d)	if as a result, the remaining Partners or the Partnership would become subject to any materially restrictive or onerous governmental controls or regulations to which they were not subject prior to the proposed Transfer by reason of the nationality or residence of the proposed Transferee;
(e)	if as a result, the remaining Partners, the Partnership or any other member of the LP Group would become subject to any taxation or additional taxation to which they were not subject prior to the proposed Transfer, except with the consent of the remaining Limited Partners, which consent shall not be unreasonably withheld;
(f)	if the Transfer is not permitted by Applicable Law or any term of any agreement or instrument affecting the Partnership, non-compliance with which would have a material adverse impact on any member of the JV Group or the JV Business as a whole, unless all applicable required consents or approvals, including in respect of a Governmental Entity, are first obtained;
(g)	if such Transfer is not exempt from any applicable requirement to file a prospectus, registration statement or similar document with applicable securities regulatory authorities to qualify the trade of such Partner's Units;
(h)	if any funds being used to purchase the Units and satisfy the Transferee's commitments under this Agreement represent or will represent proceeds of crime for the purpose of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada);
(i)	if the Transferee is a Person identified in, designated in, listed in, or otherwise the subject of prohibited activities under Sanctions Laws; or
(j)	if the Transferee has not agreed in writing: (i) with the other Partners to assume and be bound by all the obligations of the Transferor pursuant to this Agreement with respect to the Units transferred arising from and after the date of such Transfer and to be subject to all the restrictions to which the Transferor is subject under the terms of this Agreement; (ii) to assume and be bound by all the obligations and subject to the restrictions to which the Transferor is subject with respect to the GP Shares transferred under the terms of the GP USA; and (iii) (or has not procured that its 100% Affiliate has agreed in writing) to assume and be bound by all the obligations and subject to the restrictions to which the Transferor is subject with respect to the JVCo Shares and JVCo Loans transferred under the terms of the JVCo SHA.
8.3	Permitted Transfers to Affiliates

Notwithstanding Section 8.1 but subject to Section 8.2, a Limited Partner who is not then in default of its obligations under this Agreement will be, without first obtaining Specified Consent, entitled to Transfer to a 100% Affiliate of such Limited Partner, legal title to, and beneficial ownership of all (but not less than all) of its Units; provided that,

(a)	the Transferor first establishes to the satisfaction of the other Limited Partner(s), acting reasonably, that the Person to which it is Transferring its Units is its 100% Affiliate;
(b)	a copy of the document or instrument effecting the Transfer is delivered to the Partnership;
(c)	the other Partners receive prior written notice of such Transfer; and
(d)	all of the requirements for a Transfer set out under Section 8.2 and Article 10 are satisfied.
8.4	Acquisition by Westport Canada

If at any time:

(a)	[Redacted – commercially sensitive information]; or
(b)	there is a significant reduction in the proportion of Volvo Canada's, Volvo Sweden's and their Affiliates' (other than Permitted Affiliates') requirements for HPDI Systems being purchased by them from the JV Group, then, provided that Westport Canada and Volvo Canada remain the only Limited Partners, Westport Canada may notify Volvo Canada that it desires to acquire all of Volvo Canada's interest in the Partnership and the General Partner and Volvo Canada shall give reasonable consideration to such request, provided that, in the event of such notification by Westport Canada and provided that Volvo Canada is a Holding Company, Volvo Canada shall be entitled to require that Westport Canada acquires Volvo Sweden's (or its applicable Affiliate's) shares in Volvo Canada, in place of Volvo Canada's interest in the Partnership. The Parties acknowledge that, in considering any proposal from Westport Canada, Volvo Canada will need to be satisfied that the JV Group will be in a position to continue as a stable, long-term supplier to Volvo Canada (if not acquired by Westport Canada), Volvo Sweden and their Affiliates, with a protected Intellectual Property portfolio and a diversified customer base. Volvo Canada (if not acquired by Westport Canada), Volvo Sweden and their Affiliates will also require most favoured nations treatment on pricing and an appropriate financial return for any disposal of its interest in the Partnership and the General Partner to Westport Canada pursuant to any request made pursuant to this Section 8.4. Subject to these requirements, Westport Canada and Volvo Canada shall negotiate in good faith with respect to any such acquisition request.

8.5	Release of Transferring Partner

Except for any obligations of this Agreement which by their terms are to survive any such Transfer, any Partner who Transfers all of its Units in accordance with this Agreement will be released and discharged from the further performance of its covenants and obligations under this Agreement from and after the date of the Transfer and compliance by the Transferee with this Article 8.

8.6	Financing and Pledge of Units

Each Limited Partner shall be permitted to pledge its LP Units as security to a Third Party lender in connection with any Third Party financing, provided that:

(a)	such Third Party lender is either: (i) a bank with a rating for its long-term unsecured and non-credit enhanced debt obligations of BBB or higher by Standard & Poor's Rating Services or Fitch Ratings Ltd., or Baa2 or higher by Moody's Investors Services, or a comparable rating from an internationally recognized credit rating agency or affiliate which is a designated rating organisation pursuant to Canadian securities laws or a registered or certified credit rating agency in accordance with EC Regulation 1060/2009; (ii) a government entity in Canada, the United States of America, the United Kingdom or Europe; or (iii) an entity approved by the other Limited Partner in writing, which consent shall not be unreasonably withheld where the Party proposing to pledge its LP Units provides to the other Limited Partner written evidence that the proposed Third Party lender has equivalent credit worthiness to any ender falling withing limbs (i) and (ii), provided that no Party shall be permitted to pledge its Units or interests to an entity sanctioned by a relevant authority (including the United Nations Security Council, the United States of America, Canada or the European Union) at any time.
(b)	In the event the Limited Partners or the General Partner require Third Party funding to meet remaining projected funding requirements for the JV Business, including the Partnership entering into or intending to enter into a product development agreement, such funding may be sourced by way of debt, on terms satisfactory to the GP Board as further contemplated in the GP USA.
8.7	Admission of New Partners and Going Public Transactions

Each of Westport Canada and Volvo Canada acknowledge and agree that it may be in the best interests of the Partnership and the JV Group as a whole to permit additional stakeholders to acquire LP Units. Subject to approval by the General Partner, the Parties will consider in good faith, and taking into account the strategic plan developed as part of the Business Plan for the sustained financial health of the JV Group, any Third Party additional investments in the Partnership including through an initial public offering; investment by a Third Party OEM that may be a competitor to Volvo Canada, Volvo Sweden and their Affiliates, or investment by a tier one supplier to the JV Group. In particular:

(a)	following the third anniversary of the Effective Date, in the event that the valuation of the JV Group exceeds [Redacted – commercially sensitive information], the Limited Partners shall consider in good faith the admission to listing on a recognized stock exchange or investment exchange of the LP Units, or other equity interests in the JV Business following any restructuring pursuant to Section 8.8; and
(b)	[Redacted – commercially sensitive information], the Parties shall work together in good faith to consider the issuance or Transfer of LP Units (or, in the case of Volvo Canada, Transfer by Volvo Sweden of shares in Volvo Canada) to other interested stakeholders on reasonable terms. Volvo Canada acknowledges that such considerations may include the Transfer of LP Units by Volvo Canada (or Transfer by Volvo Sweden of shares in Volvo Canada) to such new stakeholder in a manner that leaves Westport Canada as a Limited Partner holding greater than 50% of the LP Units. Westport Canada acknowledges that such considerations may include the Transfer by Volvo Sweden of its shares in Volvo Canada. The Limited Partners acknowledge that such considerations may include the Transfer of LP Units (or shares in Volvo Canada) on a non pro rata basis. Concurrently with the issuance or transfer of such LP Units to any interested stakeholder the Parties acknowledge and agree that this Agreement, the GP USA and the JVCo SHA will require re-negotiation and that they shall give reasonable consideration to the changes to this Agreement, the GP USA and the JVCo SHA as they or such stakeholder may reasonably request or require in connection with the admission of new limited partners to the Partnership and new shareholders to the General Partner and JVCo.

8.8	Restructuring

The Partners shall, or shall cause the General Partner to, take all reasonable steps as are required in order to reorganize and restructure the Partnership in a tax efficient manner, including converting the Partnership to a corporation, in the event the Parties agree to undertake an initial public offering.

Article 9
ADDITIONAL RESTRICTIONS ON TRANSFERS

9.1	No Transfers [Redacted – commercially sensitive information]

Excluding Transfers: (a) contemplated in Sections 8.3, 8.4, 8.6 and 8.7, (b) to a Non-Defaulting Partner following an Event of Default in accordance with Section 12.3, or (c) pursuant to Section 12.2(b) or 12.2(c), and in all cases subject to Section 8.2, the Limited Partners shall be prohibited from Transferring any of their LP Units, or any LP Loans, [Redacted – commercially sensitive information] for a period of five years from the Effective Date.

9.2	Right of First Refusal
(a)	In the event either Limited Partner (the "Offering Party") wishes to Transfer all or any portion of its LP Units (which transfer must occur together with the GP Shares and LP Loans referred to in Section 9.2(b)(iii), the "Offered Units") to a Third Party (which term shall, for the purposes of this Section 9.2, be deemed to include any Affiliate of a Limited Partner other than any 100% Affiliate) (excluding Transfers permitted by Section 8.3, in accordance with Section 8.4 or approved pursuant to Section 8.7), the Offering Party shall first provide notice in writing (an "Offer Notice") to the other Limited Partner (the "ROFR Holder") offering to sell the Offered Units to the ROFR Holder (the "Offer"). At the same time as the Offer Notice is served on the ROFR Holder, the Offering Party must also serve (or procure that its 100% Affiliate serves) an equivalent notice pursuant to the JVCo ROFR.

(b)	The Offer Notice shall:
(i)	state that the Offering Party is willing to sell all of the Offered Units to the ROFR Holder for a set cash price (the "Offer Price") determined by the Offering Party, in its sole discretion;
(ii)	state the name of the proposed Third Party Transferee;
(iii)	set out all other material terms and conditions of the proposed Transfer, including the concurrent sale of the same proportion of the GP Shares and transfer of the same proportion of the LP Loans held by the Offering Party (the "ROFR Transfer"); and
(iv)	be irrevocable.
(c)	The ROFR Holder shall have the option and right, exercisable within 30 Business Days of receipt of the Offer Notice (the "Offer Exercise Period"), by notice in writing to the Offering Party (the "Offer Acceptance") to elect to purchase all (but not part only) of the Offered Units free from all Liens at the Offer Price and otherwise, upon and subject to the material terms and conditions set forth in the Offer Notice, provided that such ROFR Holder may only serve an Offer Acceptance if it (or its 100% Affiliate who is a JVCo Shareholder) also, and at the same time, exercises its rights under the JVCo ROFR.
(d)	If the ROFR Holder elects to purchase the Offered Units in accordance with the terms of the Offer Notice prior to the expiry of the Offer Exercise Period, the Offer and the Offer Acceptance shall constitute a binding contract of purchase and sale, subject only to any necessary regulatory approvals, which shall be completed in the manner provided as follows:
(i)	the ROFR Transfer shall be completed at a closing (a "ROFR Closing") to be held on the same day as closing of the JVCo ROFR, which shall be no later than the 20 Business Days after the later of (A) receipt of the Offer Acceptance by the ROFR Holder; and (B) fulfillment of the necessary regulatory approvals contemplated in Section 9.2(d), at such place as the Offering Party and ROFR Holder shall agree (or, failing such agreement, at the offices of the lawyers of the Offering Party or through the electronic exchange of documents); and
(ii)	at the ROFR Closing:
(A)	the JVCo ROFR shall be completed in accordance with its terms;
(B)	the ROFR Holder shall pay the aggregate purchase price, net of all applicable adjustments and deductions, as specified in the Offer, to the Offering Party in immediately available funds;
(C)	the Offering Party shall execute and deliver all such transfers, assignments and other instruments of conveyance as may be required in order to transfer and convey the Offered Units to the ROFR Holder and to effect the proper assumption by the ROFR Holder of all liabilities and obligations associated therewith;

(D)	all Partners shall execute and deliver all such additional documents and assurances as may be required to comply with the terms of sale specified in the Offer and to effect the closing of the ROFR Transfer; and
(E)	all other requirements for a Transfer set out under Section 8.2 and Article 10 shall be satisfied.
(e)	If the ROFR Holder does not serve an Offer Acceptance prior to the expiry of the Offer Exercise Period or if any Offer Acceptance ceases to have effect due to the failure by the ROFR Holder or its 100% Affiliate to exercise the JVCo ROFR or to obtain any necessary regulatory approvals referred to in Section 9.2(d) or equivalent regulatory approvals applicable to the JVCo ROFR:
(i)	the Offering Party and each of its applicable 100% Affiliates shall thereafter be entitled, subject to Sections 8.1 and 8.2, to sell the Offered Units to the Third Party Transferee named in the Offer Notice (a "Proposed Purchaser") for an amount equal to or greater than the Offer Price, or otherwise, on terms and conditions that are not, in the aggregate, more favourable to the Proposed Purchaser than those set forth in the Offer; and
(ii)	if the Transfer to a Proposed Purchaser is not completed within 120 Business Days after the expiration of Offer Exercise Period, the Offering Party (and its 100% Affiliate) shall not be entitled to complete the Transfer without again complying with the provisions of this Section 9.2.
9.3	Control Event
(a)	In the event of:
(i)	any change of control of Westport Canada (or any 100% Affiliate that acquires LP Units from Westport Canada) such that it ceases to be controlled, directly or indirectly, by Westport Inc; or
(ii)	any change of control of Westport Inc pursuant to which any competitor of Volvo Canada, Volvo Sweden (or an Affiliate of Volvo Canada or Volvo Sweden) obtains control of Westport Inc,
(b)	Volvo Canada shall have a call option to buy Westport Canada's LP Units, GP Shares and any LP Loans, which option may only be exercised concurrently with the call option granted to Volvo Sweden or its 100% Affiliate pursuant to the JVCo SHA in respect of the JVCo Shares and JVCo Loans held by Westport Canada or its 100% Affiliate, (collectively) [Redacted – commercially sensitive information] and the purchase shall be completed in accordance with and subject to the terms set out in Article 10.

(c)	In the event of any change of control of Volvo Canada (other than as set out in Section 8.7 or a Transfer of shares in Volvo Canada in circumstances where Volvo Canada would be permitted to Transfer LP Units), such that it ceases to be controlled, directly or indirectly, by Aktiebolaget Volvo (publ), Westport Canada shall have a call option to buy Volvo Canada's (or its Affiliate's) LP Units, GP Shares and any LP Loans (provided that, if Westport Canada exercises such call option and provided further that Volvo Canada is a Holding Company, Volvo Canada shall be entitled to require that Westport Canada acquires Volvo Sweden's shares in Volvo Canada in place of such LP Units, GP Shares and LP Loans) which option may only be exercised concurrently with the call option granted to Westport Canada or its 100% Affiliate pursuant to the JVCo SHA in respect of the JVCo Shares and JVCo Loans held by Volvo Sweden or its 100% Affiliate, (collectively) [Redacted – commercially sensitive information] and the purchase shall be completed in accordance with and subject to the terms set out in Article 10.
9.4	Securities Laws Matters

Each Limited Partner shall, and shall ensure that its Affiliates, comply with all Applicable Laws related to insider dealing in respect of any material facts of which it becomes aware by virtue of its interest in the Partnership or any potential merger and acquisition process contemplated in respect of another Limited Partner (or its Affiliates).

Article 10
GENERAL SALE PROVISIONS

10.1	Warranties of Seller
(a)	Each Partner shall do all such acts or things, including the execution of any documentation that may be necessary to effect the Transfer of LP Units, GP Shares or LP Loans (or, as applicable, shares in Volvo Canada) in accordance with this Agreement. In respect of a proposed Transfer from one Partner to another Partner, the selling Partner shall cause any such Transfer to be effected by way of a simplified transfer agreement with representations and warranties restricted to ownership of the LP Units, GP Shares, and LP Loans (or, as applicable, shares in Volvo Canada) to be Transferred (including no Liens), enforceability of the Transfer, corporate capacity, authority and authorization, and receipt of necessary consents to effect the Transfer.
(b)	Each Transfer of LP Units, GP Shares, and LP Loans (or, as applicable, shares in Volvo Canada) between a seller and a buyer will, unless the seller and the buyer otherwise agree, be closed at the offices of the solicitors of the Partnership (or through electronic exchange of documents) at 10:00 a.m. on the closing date specified in or determine in accordance with this Agreement.
10.2	Closing Conditions

At the time of closing of any Transfer of any LP Units, GP Shares, and LP Loans (or, as applicable, shares in Volvo Canada) between a seller and a buyer under this Agreement, the seller will table:

(a)	a certificate or certificates representing the LP Units, GP Shares, and LP Loans (or, as applicable, shares in Volvo Canada) being Transferred by the seller, duly endorsed in blank for transfer or accompanied by a duly executed stock power of transfer in appropriate form;
(b)	an assignment of any LP Loans, executed and completed in a manner acceptable to the General Partner and Transferee;
(c)	to the General Partner, a transfer form, in such form and completed and executed in such manner as is acceptable to the General Partner, which transfer form shall include an agreement by the Transferee to be bound by the terms of this Agreement and to assume the obligations of the Transferor under this Agreement; and
(d)	a release of any Liens on the LP Units or GP Shares (or, as applicable, shares in Volvo Canada) or in connection with LP Loans being Transferred.
10.3	Payment

The buyer will pay for the LP Units, GP Shares, and LP Loans (or, as applicable, shares in Volvo Canada) being purchased pursuant to this Agreement by wire transfer in cleared funds for same day value initiated by a Canadian or US chartered bank (or European equivalent) or trust company.

10.4	Changes in Membership of Partnership

No change of name or address of a Partner, no Transfer of a Unit and no admission of a Partner in the Partnership shall be effective for the purposes of this Agreement until all reasonable requirements as determined by the General Partner with respect thereto have been met, including the requirements set out in this Agreement, and until such change, Transfer, substitution or addition is duly reflected in an amendment to the Certificate of Limited Partnership as may be required by the Act. The names and addresses of the Partners, contributions to capital made or to be made, the amount of money and/or the value of property distributed by the Partnership to the Partner as a return of capital and number of Units held as reflected from time to time in the Record, as from time to time amended, shall be conclusive as to such facts for all purposes of the Partnership.

10.5	Amendment of Certificate of Limited Partnership or Record

The General Partner, on behalf of the Partnership, shall from time to time promptly effect filings, recordings, registrations and amendments to the Record and the Certificate of Limited Partnership and to such other documents and at such places as in the opinion of counsel to the Partnership are necessary or advisable to reflect changes in the Partners, Transfer of Units and dissolution of the Partnership as herein provided and to constitute a permitted Transferee as a Partner. The General Partner shall be entitled to be reimbursed by the Transferor for the reasonable and documented administrative out-of-pocket costs and expenses incurred by it to effect a Transfer with respect to any or all of such Transferor's Units.

Article 11
MEETINGS OF THE PARTNERS

11.1	Meetings of the Partners

Meetings of the Partners shall be held in the following manner:

(a)	Location. Unless otherwise determined by Specified Consent, meetings of the Partners shall be held on a Business Day, virtually or in person in Vancouver, British Columbia or Gothenburg, Sweden.
(b)	Chair. The chair of any meeting of the Partners shall be the chair of the GP Board as determined pursuant to the GP USA (the "Chair").
(c)	Calling Meetings. The Chair shall call meetings of the Partners no less than four times a year, on a schedule agreed by the Partners at the start of each Fiscal Year, and otherwise at such times as the Chair considers appropriate, including to discuss extraordinary matters, and shall call a meeting upon receipt of a written request from a Limited Partner. If the Chair fails or neglects to call, within 24 hours after receipt of such written request, a meeting to be held on such notice and otherwise in accordance with Section 11.1(d), any Limited Partner may call the meeting instead.
(d)	Agenda and Meeting Materials. All notices of meetings of the Partners which are not part of the annual meeting schedule referred to in Section 11.1(c) shall be given to each Partner at least five Business Days prior to the meeting. Such notice shall specify the time and the place where the meeting is to be held. Not less than five Business Days prior to the date set for the meeting (or when the notice of the meeting is given, if sooner), an agenda specifying, in reasonable detail, all matters which are to be the subject of a vote at such meeting and provide sufficient information to enable Partners to make a reasoned judgment on all such matters. It shall not be necessary for any such notice to set out the exact text of any resolution proposed to be passed at the meeting provided that the subject matter of such resolution is fairly set out in the notice or schedule thereto. Accidental omissions to give notice of a meeting to, or the non-receipt of notice of a meeting by, any Partner will not invalidate proceedings at that meeting. The failure to include an item on the agenda shall preclude the Partners from passing a resolution in relation to that item until the next Partner meeting called to consider that item, unless:
(i)	there is a quorum of the Partners present at the meeting; and
(ii)	the Partners present and entitled to vote at the meeting agree to include the item on the agenda.
(e)	Quorum and Attendance.
(i)	A quorum for any meeting of the Partners shall be at least two individuals that are officers or directors of the General Partner and at least one individual that is an officer, director or signing authority of each Limited Partner present at the meeting. The Chair shall not be considered the representative from the then-appointing GP Shareholder and shall not be permitted to vote, including providing any second or casting vote. The Partners shall not transact business at a meeting unless a quorum is present.

(ii)	If a quorum referred to in Section 11.1(e)(i) is not present within 30 minutes from the time fixed for holding any such meeting, the meeting may be adjourned by the Chair to a date that is five Business Days later at the same time and place (such adjourned meeting being, the "First Adjourned Partner Meeting"). If quorum referred to in Section 11.1(e)(i) is not present within 30 minutes from the time fixed for holding any such First Adjourned Partner Meeting, the First Adjourned Partner Meeting may be further adjourned by the Chair to a date that is five Business Days later at the same time and place (such further adjourned meeting being, the "Second Adjourned Partner Meeting"). No notice of the Second Adjourned Partner Meeting shall be required. Subject to the Act and without prejudice to Section 11.2, any Partners present at the Second Adjourned Partner Meeting shall constitute a quorum and the transaction of business set out in the notice for the original meeting may proceed whether or not each Partner is represented at such meeting, as the case may be.
(iii)	A Partner is considered present or in attendance at a meeting of the Partners if the Partner participates in the meeting in person or by electronic means, telephone, or other communication facilities as permit all Persons participating in the meeting to hear or otherwise communicate with each other, and a Partner participating in such meeting by such means is deemed to be present at the meeting. A Partner is not considered present at a meeting where that Partner attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
(f)	Votes. On any resolutions submitted to a meeting, each Partner entitled to vote shall be entitled to one vote and resolutions shall be passed if approved by at least a simple majority of the Partners, unless Specified Consent is required as expressly contemplated in this Agreement. Votes at meetings of the Partners may be cast personally, and resolutions shall be passed by a show of hands or at the request of any Partner (whether before or after a vote by show of hands is taken), by ballot. The Partners shall have only the powers set forth in this Agreement and any additional powers provided by Applicable Law. Subject to the foregoing sentence, any resolution shall be binding on all Partners and their respective successors and permitted assigns.
(g)	Attendance and appointment of a Proxy. A Limited Partner may attend a meeting of the Partners either by its appointed representative attending the meeting in person, or it may be represented by another member of the Partnership who has been appointed by a written proxy, and the right to vote at a meeting of the Partners may be exercised in person or by proxy. A proxy, drafted in English, whether it be for a particular meeting of the Partners or for any meeting, shall be in any form approved by the General Partner. The proxy shall be signed by the Person making the appointment or by its attorney, who shall have been duly authorized in writing, or, if the Person making the appointment is a corporation, by a duly authorized senior executive or attorney thereof. Any Person appointed as proxy must be a member of the Partnership. A proxy signed by or on behalf of a Limited Partner shall be deemed to be valid, unless it is contested at the time of its use or prior thereto. For the avoidance of doubt, at any meeting of the Partners, a Partner who is the proxy of a Limited Partner shall have one vote, plus one vote for each Limited Partner for whom he is proxy.

(h)	Meeting Minutes. The Chair will cause minutes of all meetings of the Partners to be taken and a copy of the minutes of each meeting will be provided to each Partner promptly after each meeting. For greater certainty, the failure of the Chair to fulfill his or her obligations hereunder will not invalidate or otherwise affect the efficacy of any meeting, business conducted at any meeting or the resolutions passed at such meeting. Until the contrary is proved, every meeting in respect of which minutes have been made shall be deemed to have been duly held and convened and all proceedings referred to in the minutes shall be deemed to have been duly passed.
(i)	Written Approval in Lieu of Meeting. Any action, consent, decision or approval required to be made by the Partners may be taken, without prior notice thereof, by written consent or resolution in lieu of meeting, if signed by all Partners and such action, consent, decision or approval, as applicable is as valid as if it had been passed at a meeting of the Partners.
(j)	Rules. To the extent that the rules and procedures for the conduct of a meeting of the Partners are not prescribed in this Agreement or the GP Articles, such rules and procedures shall be determined by the Chair.
(k)	Right to Attend. The officers and directors of the General Partner, counsel of the Partnership or any of the Partners, and any other Person so instructed by the General Partner, shall have the right to attend at any meeting of Partners and to address any such meeting on the matters properly before it. Any counsel for or representative authorized in writing by a Partner entitled to attend the meeting may attend at such meeting for or on behalf of such Partner and may address the meeting on the matters properly before it.
(l)	Expenses. Each Partner shall be responsible for reimbursing the authorized representative nominated by it for all travel, hotel, and other reasonable out-of-pocket expenses incurred by such representatives in attending meets of the Partners.
11.2	Partner Approval Rights

Notwithstanding any provisions of this Agreement to the contrary, the General Partner shall not, for itself or in its capacity as general partner, undertake or permit to occur (directly or indirectly, including through any Subsidiary), and the GP Board shall not authorize or approve, any of following matters without Specified Consent:

(a)	changing the name of the Partnership;
(b)	removing the General Partner and electing a new general partner;
(c)	waiving any default on the part of the General Partner on such terms as the Limited Partners may determine;

(d)	amending, modifying, altering or repealing any Specified Consent previously passed by the Partners;
(e)	amending this Agreement pursuant to Section 18.2;
(f)	requiring the General Partner on behalf of the Partnership to enforce any obligation or covenant on the part of any one or more Limited Partners;
(g)	dissolving the affairs of the Partnership, except in accordance with the provisions of Article 13;
(h)	making, entering into or assuming any agreement or commitment to do or undertaking any of the foregoing;
(i)	taking any action or making any decision on any matter that is analogous to the decisions in the foregoing paragraphs; or
(j)	any other matter that requires the Specified Consent in this Agreement.

Article 12
DEFAULT AND REMEDIES

12.1	Event of Default

If any of the following occur in respect of a Partner (a "Defaulting Partner"):

(a)	the Defaulting Partner (or any of its Affiliates, as applicable) is in default under an agreement with a Person that holds a Permitted Lien, which default:
(i)	is not waived by such Person or otherwise remedied by or on behalf of the Defaulting Partner (or its Affiliate, as applicable); and
(ii)	would permit the JVCo Shares, JVCo Loans, LP Units, GP Shares and LP Loans, (or the rights and benefits attached thereto) that are subject to the Permitted Lien to be sold, assigned or conveyed to another Person, at the direction of the holder of the Permitted Lien or its nominee (a "Permitted Lien Default");
(b)	the Defaulting Partner (or any of its Affiliates, as applicable) has breached any material provision of any JV Agreement, excluding a funding or payment default (where a remedy for such default is addressed elsewhere in this Agreement) or an Event of Default (as defined in the JVCo SHA) occurs in respect of the Defaulting Partner (or its 100% Affiliate) pursuant to the terms thereof;
(c)	the Defaulting Partner (or any of its Affiliates, as applicable) has committed fraud, gross negligence or wilful misconduct in connection with the JV Group or the JV Business;
(d)	an Insolvency Event occurs in respect of the Defaulting Partner; or

(e)	the Defaulting Partner has committed a Persistent Breach,

(each, an "Event of Default"), the General Partner or, if the General Partner is the Defaulting Partner or otherwise refuses to do so, any Limited Partner that is not in default (the "Non-Defaulting Partner"), shall provide notice to the Defaulting Partner and each other Partner setting forth the details of the Event of Default. In the case of an Event of Default pursuant to Sections 12.1(a) or 12.1(b), that is capable of being remedied, the Defaulting Partner shall have 20 Business Days; after receipt of a notice from the Non-Defaulting Partner to remedy the Event of Default. In all other cases, the Defaulting Partner shall not be entitled to any cure period. If the Defaulting Partner, acting in good faith, disputes that it is in default, then it may refer the matter for resolution pursuant to Article 15 and none of the remedies set out in Section 12.2, inclusive, may be exercised unless and until such Partner has been definitively determined to be a Defaulting Partner pursuant to Article 1. For greater certainty, an Event of Default shall not be considered to have occurred to the extent that any act or omission giving rise to the Event of Default was done or omitted to be done in accordance with the prior written instruction or express concurrence of the other Partners.

12.2	Remedies

If a Defaulting Partner is subject to an Event of Default, then without limitation of any other rights, remedies or causes of action the Partnership or the Non-Defaulting Partner, as applicable, may have under any JV Agreement, at law or in equity against a Defaulting Partner (or any of its Affiliates), the Partnership or the Non-Defaulting Partner, as applicable, may exercise any one or more of the following remedies, as circumstances permit,

(a)	in the event of an Event of Default relating to a failure to pay any sums due:
(i)	charge the Defaulting Partner (or its Affiliate, as applicable) interest at [Redacted – commercially sensitive information], from the day such payment is due until the day it is paid;
(ii)	where the payment Event of Default in question is the failure by the Defaulting Partner to pay its share of Cash Call Funding or Emergency Funding in accordance with Section 4.9 when due, elect to fund all or any part of the Defaulted Amount due from the Defaulting Partner by way of a LP Default Loan or Emergency Default Loan to the Partnership in accordance with Section 4.9(i);
(iii)	set-off against an unpaid amount, any amounts payable by the Partnership or the Non-Defaulting Partner to the Defaulting Partner (or its Affiliate, as applicable) under any JV Agreement, without any right of the Defaulting Partner (or its Affiliate, as applicable) to set-off or counter-claim;
(iv)	treat the default as an immediate and automatic assignment of the Defaulting Partner's share of distributions and retain such distributions until all amounts (including interest, as provided in Section 12.2(a)(i) and all costs associated with exercising the remedy, as provided in this Section 12.2) owing by the Defaulting Partner, by virtue of the default of the Defaulting Partner have been recovered; or

(v)	take the necessary legal proceedings to have all outstanding obligations and undertakings of the Defaulting Partner performed or request an injunction or other appropriate remedy, the Partners acknowledging that the damages that may be granted by law may not be a sufficient remedy to cure the default and to make the Partnership and the Non-Defaulting Partners whole in respect of such Event of Default;
(b)	in the event of a Permitted Lien Default pursuant to this Agreement or the JVCo SHA (in respect of the Defaulting Partner or its 100% Affiliate), the Non-Defaulting Partner shall have the option to exercise either of the following:
(i)	a put option to force the Defaulting Partner to acquire the Non-Defaulting Partner's (and its 100% Affiliate's) LP Units, GP Shares and LP Loans (or, where Volvo Canada is the Non-Defaulting Partner and provided that Volvo Canada is a Holding Company, to force Westport Canada to acquire Volvo Sweden's shares in Volvo Canada in place of such LP Units, GP Units and LP Loans) [Redacted – commercially sensitive information]; or
(ii)	a call option to force the Defaulting Partner to sell the Defaulting Partner's (and its 100% Affiliate's) LP Units, GP Shares and LP Loans (provided that, where Volvo Canada is the Defaulting Partner and such call option is exercised by Westport Canada, and provided further that Volvo Canada is a Holding Company, Volvo Canada shall be entitled to require Westport Canada to acquire Volvo Sweden's shares in Volvo Canada in place of such LP Units, GP Units and LP Loans) [Redacted – commercially sensitive information], and the purchase shall be completed in accordance with and subject to the terms set out in Article 10, together with any necessary conforming changes. This option commences 20 Business Days after receipt of a notice from the Non-Defaulting Partner to remedy the Event of Default (assuming that the Permitted Lien Default has not been remedied by such time) and expires on the first anniversary of such date;

(c)	in the event of an Event of Default pursuant to Section 12.1(c), 12.1(d) or 12.1(e), or pursuant to Section 10.1(c), 10.1(d) or 10.1(e) of the JVCo SHA in respect of the Defaulting Partner or its 100% Affiliate, the Non-Defaulting Partner shall have the option to exercise either of the following:
(i)	where the Event of Default is not an Insolvency Event, a put option to force the Defaulting Partner to acquire the Non-Defaulting Partner's (or its 100% Affiliate's) LP Units, GP Shares and LP Loans (or, where Volvo Canada is the Non-Defaulting Partner and provided that Volvo Canada is a Holding Company, to force Westport Canada to acquire Volvo Sweden's shares in Volvo Canada in place of such LP Units, GP Units and LP Loans) [Redacted – commercially sensitive information]; or
(ii)	a call option to force the Defaulting Partner to sell the Defaulting Partner's (or its 100% Affiliates) LP Units, GP Shares and LP Loans (provided that, where Volvo Canada is the Defaulting Partner and such call option is exercised by Westport Canada, and provided further that Volvo Canada is a Holding Company, Volvo Canada shall be entitled to require Westport Canada to acquire Volvo Sweden's shares in Volvo Canada in place of such LP Units, GP Units and LP Loans): [Redacted – commercially sensitive information], and the purchase shall be completed in accordance with and subject to the terms set out in Article 10, together with any necessary conforming changes. This option commences on the earlier of (A) receipt of a notice from the Non-Defaulting Partner (in the case of an Event of Default which is not permitted to be remedied under this Agreement); and (B) in all other cases, 20 Business Days after receipt of a notice from the Non-Defaulting Partner to remedy the Event of Default (assuming that the Event of Default has not been remedied by such time) and expires on the first anniversary of such date; or

(d)	in the event of an Event of Default pursuant to Section 12.1(b), the breach may be referred to Arbitration for resolution pursuant to Appendix 2 to Schedule B.

For the purposes hereof, the Defaulting Partner shall be liable to the Partnership or the Non-Defaulting Partner, as applicable, for all of its costs and expenses incurred in connection with the exercise of the remedies set out in this Section 12.2.

12.3	Remedies not Exclusive and No Release

The exercise by the Partnership or the Non-Defaulting Partner of any of the rights and remedies specified in Section 12.2 are in addition to, and not in substitution for, any other rights or remedies in respect of the occurrence of an Event of Default, or any default or breach of the Defaulting Partner of its obligations under this Agreement, whether such rights or remedies are provided for under this Agreement, pursuant to any other agreement between the Defaulting Partner (or an Affiliate) or at law or in equity. An exercise of one or more of such rights shall not bar or prejudice in any way the exercise of any rights or remedies. The exercise of any of the rights and remedies specified in Section 12.2 shall not release the Defaulting Partner from any other liabilities and obligations under this Agreement while it was a Partner.

12.4	Acknowledgement

The Defaulting Partner acknowledges and agrees that the remedies specified above are enforceable against it in accordance with their terms, are fair and reasonable having regard to JV Business, the relationship of the Partners, the risks and rewards associated with carrying on the JV Business under this Agreement or any other business carried on by or between the Partners or their Affiliates in relation to or in support of the JV Business, and the exercise of such remedies by the Partnership, the Non- Defaulting Partner or the General Partner, as applicable, shall not be construed or challenged as a penalty.

Article 13
DISSOLUTION AND LIQUIDATION

13.1	Events of Dissolution

(a)	The Parties shall follow the procedure for dissolution established in Section 13.3 upon the occurrence of any of the following events or dates:
(i)	the sale of all or substantially all of the JV Business or the JV Group's assets;
(ii)	any event which, under the laws of the Province of British Columbia, requires or results in the dissolution or winding up of the Partnership;
(iii)	the passage of a Specified Consent approving the dissolution of the Partnership; or
(iv)	the removal or resignation of the General Partner, unless the General Partner is replaced as provided herein.
(b)	Notwithstanding Section 13.1(a), each Party is responsible for paying all amounts owing by it under this Agreement prior to the dissolution of the Partnership, including any amounts owing for LP Units purchased under this Agreement.
13.2	No Dissolution

The Partnership shall not come to an end by reason of an Insolvency Event of any Limited Partner, upon the Transfer of any Units or the admission or retirement of one or more Partners.

13.3	Procedure on Dissolution
(a)	Subject to Sections 13.3(b) to 13.3(e):
(i)	Upon dissolution, the Partnership's activities and affairs will be wound down in an orderly manner. Proceeds received by the Partnership in the course of liquidation, less any amounts required to pay the ongoing expenses and other obligations of the Partnership, will be distributed to the extent reasonably possible within 20 Business Days of receipt thereof by the Partnership. The General Partner (or in the event of an occurrence specified in Section 13.1(a)(iv), such other Person as may be appointed by Specified Consent as a liquidator) shall manage the affairs of the Partnership and may sell or otherwise dispose of such part of the Partnership's assets as the General Partner or such liquidator considers appropriate, in order to complete the distribution of the Partnership's remaining assets as soon after commencement of liquidation as is practically possible. Subject to Applicable Law, allocation of assets upon dissolution of the Partnership will be made in the following order:
(A)	pay or provide for the payment of the debts and liabilities of the Partnership, including reimbursement of expenses of the Partnership incurred by the General Partner and liquidation expenses; and
(B)	distribute the remaining assets of the Partnership, if any, to the Partners in accordance with Section 5.2, and allocate any Income or Losses in accordance with Article 6.

(ii)	The determination of remaining assets or liabilities of the Partnership, if any, shall be determined one day immediately prior to the date of dissolution.
(b)	[Redacted – commercially sensitive information]
(c)	[Redacted – commercially sensitive information]
(d)	[Redacted – commercially sensitive information]
(e)	[Redacted – commercially sensitive information]
(f)	[Redacted – commercially sensitive information]
(g)	[Redacted – commercially sensitive information]
13.4	Dissolution

The Partnership shall be dissolved upon the completion of all matters set forth in Section 13.3.

13.5	No Right to Dissolve

Subject to Applicable Law, except as provided for in this Article 13, no Partner shall have the right to request or require the dissolution of the Partnership, for the winding-up of its affairs or the distribution of its assets.

13.6	Agreement Continues

Notwithstanding the dissolution of the Partnership, this Agreement shall not terminate until the provisions of Section 13.3 shall have been satisfied.

13.7	Survival

Notwithstanding the termination of this Agreement in accordance with Section 13.6, Article 17 shall remain in full force and effect, pursuant to the terms hereof and for a period of 12 months thereafter, excluding any Restricted Information, in which case the confidentiality obligations shall survive indefinitely. The obligations of the Partners under Article 15 and Article 18, and Sections 2.13, 3.6, 3.7, 3.8, 6.1, and 7.1 shall survive indefinitely the expiration or earlier termination of this Agreement. All defined terms used in any provision surviving after the termination of this Agreement shall survive until the provision in which such defined term is used expires in accordance with its terms.

Article 14
REPRESENTATIONS AND WARRANTIES

14.1	Representations and Warranties of the Parties

Each Party hereby represents and warrants as follows, and acknowledges and confirms that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Qualification. It is a corporation, or other legal entity, duly incorporated or formed and existing under the laws of its jurisdiction of incorporation or formation and has the corporate or other power to enter into and perform its obligations under this Agreement. It has all governmental and regulatory licences, registration and approvals required by Applicable Law as may be necessary to perform its obligations under this Agreement (and with respect to the Limited Partners, to own the LP Units).
(b)	Authorization. The execution and delivery of and performance by it of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or other action on the part of the Party.
(c)	Validity of Agreement. The execution and delivery of and performance by the Party of this Agreement:
(i)	will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of its articles, by-laws or other constating documents or governing agreements; and
(ii)	will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a material breach or violation of or a conflict with, or allow any other Person to exercise any rights under any material contracts or instruments to which the Party is a party or pursuant to which any of the Party's assets may be affected; and will not result in the violation of any Applicable Law.
(d)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Party and constitutes a legal, valid and binding agreement of each Party enforceable against it in accordance with its terms, subject only to any limitation under Applicable Law relating to: (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors' rights; and (ii) the discretion that a court may exercise in the granting of equitable remedies.
(e)	No Proceedings. There are no actions, suits or proceedings pending or, to its knowledge, threatened against or affecting it or any of its properties before or by any Governmental Entity, and no existing default by it under any applicable Order, in each case that is reasonably expected to have a material adverse effect on its financial condition or results of operations.
(f)	Unit Ownership. It is the sole legal and beneficial owner of the Units held by it.
(g)	Tax Matters.
(i)	It is not a "financial institution" for purposes of the Income Tax Act.
(ii)	It is not a "tax shelter" as defined in subsection 237.1(1) of the Income Tax Act and neither the purchase nor the holding of Units by it will at any time cause the Partnership or its Units to be a "tax shelter investment" within the meaning of subsection 143.2(1) of the Income Tax Act.

(iii)	Neither the purchase nor the holding of Units by it will cause the Partnership to become a SIFT partnership, within the meaning of the Income Tax Act.
(iv)	It is not a "non-resident" of Canada within the meaning of the Income Tax Act.
14.2	Survival

The representations and warranties of the Parties contained in this Article 14 survive the execution and delivery of this Agreement and each Partner covenants and agrees to ensure that each representation and warranty made pursuant to Section 14.1 remains true for so long as such Partner remains a Partner.

Article 15
DISPUTE RESOLUTION

15.1	Dispute Resolution

In the event the Parties have a Dispute, including being unable to reach Specified Consent for a matter as set out in Section 11.2, the Dispute shall be resolved in accordance with Schedule B.

15.2	Injunctive Relief

Notwithstanding Section 15.1, a Party may apply to the courts of British Columbia for interim or conservatory measures, including immediate injunctive relief or similar equitable relief. The Parties agree that seeking and obtaining such interim or conservatory measures shall not waive the right to Arbitration set out in Schedule B. The Parties further agree that the provisions of this Section 15.2 shall not be deemed to preclude an arbitrator from awarding similar or other interim relief or issuing interim arbitration awards.

15.3	Performance to Continue

The Parties agree that during the resolution of a Dispute, the Parties shall continue to perform their obligations under this Agreement, provided that such performance shall be without prejudice to the rights and remedies of the Parties and shall not be read or construed as a waiver of a Party's right to claim for recovery of any loss, costs, expenses or damages suffered as a result of the continued performance of this Agreement.

Article 16
NOTICES

16.1	Addresses for Service

The addresses for service and email addresses of the Parties shall be as follows:

[Redacted – personal information]

16.2	Change of Address

A Party may, from time to time, change its address for service hereunder by notice to the other Parties given in accordance with Section 16.3.

16.3	Notices

Any notice or other communication provided for in this Agreement or any other notice which a Party may desire to give to another Party, shall be in writing and shall be delivered by:

(a)	personal hand delivery to the addressee or to an officer of the addressee, or in the absence of an officer, to some other responsible employee of such addressee and shall be deemed to have been given and received on the date of such delivery or, if so delivered on a day that is not a Business Day, then the next Business Day;
(b)	registered mail, in a properly addressed envelope addressed to the Party to whom the notice is to be given at its address for service and shall be deemed to have been given and received on the date it is signed for evidencing proof of receipt by the addressee or such other person designated as having the responsibility to sign for registered mail; or
(c)	electronic mail (where the addressee has provided an email address with the address for service), addressed to the Party to whom notice is to be given at its address for service and shall be deemed to have been given and received on the same day as the date of sending or, if so delivered on a day that is not a Business Day, then the next Business Day.

Article 17
CONFIDENTIALITY

17.1	Confidential Information
(a)	In this Agreement "Confidential Information" means all records, material and information (and any copies) thereof pertaining to or concerning: (i) the JV Business, the JV Group, including all budgets, forecasts, analyses, financial results, costs, processes, data, technology, Intellectual Property, drawings, blueprints, margins, wages and salaries, and other business activities, and all other information not generally known outside the JV Group; (ii) the contents of this Agreement and the other JV Agreements and any information obtained during negotiations relating to the JV Agreements or as a result of entering into or performing the JV Agreements; and (iii) any Partner or any of its Affiliates, in each case regardless of whether such information is in oral, visual, electronic, written or other form and whether or not it is identified as "confidential", and includes all notes, analyses, summaries or other documents or information (whether paper, electronic or other format) that contain, reflect, summarize, analyze, discuss or review any other Confidential Information. Notwithstanding the foregoing, Confidential Information shall not include information insofar as it is in the public domain, provided that specific items of information will not be considered to be in the public domain only because more general information is in the public domain. For this purpose, information is in the public domain if it: (i) is or becomes publicly available through no act or omission of a Party or any of its Affiliates, or its or their Representatives in breach of this Section 17.1; (ii) (other than the contents of this Agreement and the other JV Agreements) is already in possession of the Party to which it was disclosed, or any of its Affiliates, without prior restriction on disclosure; (iii) is subsequently obtained lawfully by a Party or its Affiliate from a Third Party which that Person does not reasonably believe is obligated to maintain that information confidential; or (iv) (other than the contents of this Agreement and the other JV Agreements) is independently developed by a Party or its Affiliate without reference to the information required to be kept confidential hereunder.

(b)	Each Party acknowledges that all Confidential Information obtained by or on behalf of a Party or any Representative or (in respect of a Partner) any Affiliate thereof is and shall remain the exclusive property of the disclosing party as applicable. For so long as the General Partner carries on business, each Partner shall, and each Limited Partner shall cause its Affiliates and Representatives to: (i) keep the Confidential Information in strictest confidence; and (ii) in the case of the Limited Partners, use the Confidential Information solely in respect of its investment in the JV Group, and the operation of the Partnership and the JV Business and not directly or indirectly for any other purpose, without the express prior written consent of the General Partner. In complying with the foregoing, each Partner shall use (and shall ensure that its Representatives and, in respect of a Limited Partner, its Affiliates use) the same degree of care as would be used by a normally prudent Person in protecting its own proprietary and confidential information.
(c)	Notwithstanding Section 17.1(b), a Party (or its Affiliate) may disclose Confidential Information:
(i)	as required by Applicable Laws or pursuant to policies or regulations of any stock exchange on which any of the securities of such Party or any of its Affiliates are listed or by any securities commission or other regulatory authority having jurisdiction over such Party or any of its Affiliates, and only for the purposes of such disclosure, after such Party has made a reasonable attempt to prevent and limit such disclosure and after notification to the General Partner (where permitted), in which event such Party or Affiliate thereof shall request confidentiality in respect of such disclosure and shall use all reasonable commercial efforts to cooperate with the General Partner to prevent or limit such disclosure;
(ii)	to its Affiliates and Representatives that have a reasonable need to know the Confidential Information, provided that: (A) such Party shall be required to ensure that each such Affiliate and Representative maintain the confidentiality of the disclosed information in accordance with this Section 17.1; (B) each such Representative has accepted that obligation; and (C) such Party shall be responsible for any subsequent disclosures of such Confidential Information by its Affiliates or Representatives on the same basis as if such disclosures were made directly by such Party;
(iii)	to a Person that is a bona fide prospective Transferee of any of that Limited Partner's (or its Affiliate's) LP Units and GP Shares or to a Person with which it is conducting bona fide negotiations directed towards a merger, amalgamation or sale of shares representing a majority ownership interest of that Limited Partner or any of its Affiliates, provided that: (A) such Limited Partner shall be required to ensure that each such prospective Transferee enter into a confidentiality agreement on terms that are materially the same as the requirements in this Section 17.1; (B) the prospective Transferee has accepted that obligation; and (C) such Limited Partner shall be responsible for any subsequent disclosures of such Confidential Information by the prospective Transferee on the same basis as if such disclosures were made directly by such Limited Partner;

(iv)	to the extent reasonably appropriate for the applicable purpose, to its lenders, insurers, legal counsel, auditors, underwriters, financial and other professional advisors and credit rating agencies, provided that: (A) such Party shall be required to ensure that each such advisor or agency enter into a confidentiality agreement on terms that are materially the same as the requirements in this Section 17.1; (B) each such advisor or agency has accepted that obligation; and (C) such Party shall be responsible for any subsequent disclosures of such Confidential Information by its advisors or agencies on the same basis as if such disclosures were made directly by such Party;
(v)	to the extent permitted by this Agreement or any other agreements between the Parties or their Affiliates in connection with the JV Business; or
(vi)	to the extent required by any legal or administrative proceedings or because of any Order of a court or any regulatory authority binding on it, provided that it will promptly notify the other Parties of any such anticipated disclosure to allow it to seek a protective Order and that it will request any confidentiality protection permitted thereunder.
(d)	Each Party is responsible for any failure by its Representatives or any other Person to whom it discloses Confidential Information (other than Persons who receive Confidential Information under Section 17.1(c)(i) or Section 17.1(c)(vi)) to maintain the confidentiality of any Confidential Information. Without limitation and in addition to any rights a Party may have against another Party arising by reason of any breach of the obligations under this Section 17.1, each Party shall be liable to and indemnify and hold harmless the other Parties and their respective Affiliates for any losses, costs (including solicitor and his own client costs), damages, and expenses whatsoever which they may suffer, sustain, pay or incur resulting from disclosure or use by such Party or other Persons to whom such Party disclosed Confidential Information (other than Persons who receive Confidential Information under Section 17.1(c)(i) or Section 17.1(c)(vi)), of all or any part of the Confidential Information in breach of this Agreement.
17.2	Restricted Information
(a)	Notwithstanding anything to the contrary in this Article 17 or elsewhere in this Agreement, the Limited Partners acknowledge and agree that as Limited Partners they may be exposed to certain confidential information of the JV Group, the other Limited Partner or customers, suppliers or other Persons with a relationship to the JV Group that constitutes "competitively sensitive information" (collectively, "Restricted Information") and that Volvo Canada, Volvo Sweden or their Affiliates may be a competitor of such customers, or other Persons with respect to the truck industry and off-road applications in which the HPDI Systems will be supplied and used. For clarity, Restricted Information comprises any information that may allow Volvo Canada, Volvo Sweden or their Affiliates to better predict the commercial behaviour of its actual or potential competitors and may include the current or future pricing terms, pricing, sales or marketing plans, customer or supplier contract terms.

(b)	In order to adequately protect the Restricted Information, comply with Anti-Trust Laws and provide reasonable assurances to potential customers of the Partnership that such Restricted Information will not be used in a manner that is adverse to their interests, the General Partner shall implement:
(i)	appropriate clean team arrangements and other technical precautions (e.g., separate password-protected access or anonymization and encryption of data, firewalls, allocation of administrator rights and corresponding IT authorization concepts, electronic separation by means of "ethical walls", etc.);
(ii)	contractual provisions (confidentiality obligations); and
(iii)	organizational measures,

governing the sharing and use of Restricted Information to ensure that the Limited Partners and each of their Affiliates, and their respective directors, officers and employees, do not obtain access to Restricted Information or has responsibility for day-to-day operational decision-making authority or responsibility on pricing, marketing or sales within competitive business units. The Limited Partners shall only make use of their information and reporting rights provided in accordance with Applicable Law, this Agreement and the GP Articles to the extent such use is consistent with Anti-Trust Laws, in particular with regard to the exchange of competitively sensitive information.

(c)	Without prejudice to Section 17.2(b), the General Partner agrees to put in place sufficient safeguards to avoid any disclosure of Restricted Information between the Limited Partners and/or customers of the JV Group via the JV Group, unless to the extent necessary for and proportionate to the proper functioning of the JV Group. The General Partner shall identify these safeguards in an information barrier protocol to be agreed prior to, and put into effect, promptly following the Effective Date.
17.3	Survival

The provisions of this Article 17 shall continue to apply to any Partner that Transfers its Units and ceases to be a Partner hereunder for five years from the date such Partner Transfers its Units, or for 12 months from the date of dissolution of the Partnership, whichever is the sooner, provided in each case that the provisions of this Article 17 relating to Restricted Information shall survive indefinitely.

Article 18
MISCELLANEOUS

18.1	Press Release
(a)	Neither Westport Canada nor Volvo Canada, nor any of their respective Affiliates, shall make any press release or respond to a press or other inquiry for information, on behalf of themselves or the Partnership, that relates to this Agreement, the Partnership, or the JV Business, unless the other Partners have consented in writing to the final version of such press release or response to such press or other inquiry for information. Notwithstanding the foregoing and for greater certainty, the Parties acknowledge and agree that the General Partner and the Partnership shall be permitted to issue press releases in the ordinary course of business without the prior consent of either Westport Canada or Volvo Canada, provided that the Partnership and the General Partner shall have provided reasonable notice of such release to Westport Canada and Volvo Canada prior to its issuance.
(b)	Subject to Section 17.1 and Section 18.1(a), if a Party or its Affiliate wishes to make any press release or respond to press and other inquiries for information that, in either such case, relates to this Agreement, the Partnership, or the JV Business, then it shall provide the other Parties with a draft thereof in sufficient time prior to the release thereof so that the other Parties may review the proposed press release or inquiry response to be released and advise the Party that proposes to make such release of any comments that such other Parties may have in respect thereto.
(c)	The Parties acknowledge and agree that Westport Fuel Systems Inc., an Affiliate of Westport Canada, is a reporting issuer in Canada and a public company with securities listed on exchanges in both Canada and the United States. As such, Westport Fuel Systems Inc. will be required to issue press releases in relation to any "material facts", which may include material facts or occurrences related to the Partnership. As a result, the foregoing shall not apply when the release or disclosure of any information that relates to this Agreement, the Partnership, or the JV Business is required by Applicable Law or by any stock exchange on which any of the securities of a Party or any of its Affiliates are listed or by any securities commission or other regulatory authority having jurisdiction over such Party or any of its Affiliates, provided that, in each such case, except where prohibited under Applicable Law, the Party who or whose Affiliate is required to make such disclosure shall provide the other Parties with details of the nature and substance of such release or disclosure as soon as practicable. Furthermore, the obligations in this Section 18.1 shall not apply to general disclosures or releases of information that a Party or its Affiliate may make from time to time relating to its business or property. Notwithstanding anything to the contrary contained in this Section 18.1, the General Partner shall not make any press release or response to press and other inquiries for information that, in either such case, relates to this Agreement, the Partnership, or the JV Business except if approved by the GP Board or required by Applicable Law.
(d)	The Parties acknowledge that this Agreement will constitute a material agreement of Westport Canada and shall be required to be filed with the Canadian Securities Administrators and made publicly available via SEDAR and with the Securities and Exchange Commission via the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

18.2	Amendment
(a)	This Agreement may be amended only:
(i)	in writing pursuant to an amendment agreement executed by all Limited Partners and the General Partner; or
(ii)	by the General Partner unilaterally, to make changes to Schedule A to reflect any issuances or Transfers of Units made in accordance with this Agreement.
(b)	Any amendment to this Agreement will be provided to all Limited Partners within 20 Business Days from the effective date of such amendment.
(c)	The General Partner will from time to time update Schedule A to reflect any changes to the Limited Partner's LP Units, or Persons who, in accordance with the provisions of this Agreement, after the date hereof, become Limited Partners.
(d)	The Parties shall cause the GP USA and/or the JVCo SHA to be amended to align with any permitted or other approved amendments to this Agreement where the amendments to this Agreement address the same or similar concepts contained in the GP USA and/or the JVCo SHA. Similarly, the Parties shall amend this Agreement in order to align with any amendments made to the GP USA and/or JVCo SHA where the amendments to the GP USA and/or JVCo SHA address the same or similar concepts contained in this Agreement.
18.3	Agreement to be Bound

Each Person who becomes a Limited Partner must concurrently with becoming a Limited Partner execute and deliver to the General Partner a counterpart copy of this Agreement or a written agreement in form and substance satisfactory to the Parties, agreeing to be bound by this Agreement, including making the representations and warranties contained in Article 14.

18.4	Entire Agreement
(a)	This Agreement, together with the Project Agreements, constitute the entire agreement between the Parties and their Affiliates with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including the confidentiality agreement entered into between Westport Inc and Volvo Sweden on 18 October 2022 and the Term Sheet dated 18 July 2023 entered into by Westport Inc and Volvo Sweden. There are no conditions, representations, warranties or other agreements between the Parties with respect to the subject matter hereof, whether oral or written, express or implied, statutory or otherwise, except as specifically set out in this Agreement and the GP USA.
(b)	In the event of any actual, irreconcilable conflict that cannot be resolved between the provisions of this Agreement, on one hand, and any provisions in the GP USA, on the other hand, then such provisions contained in the GP USA shall prevail and the provisions of this Agreement will be deemed amended, only to the extent necessary to eliminate such irreconcilable conflict.

18.5	Strict Performance of Covenants

The failure of any Party to seek redress for a violation, or to insist upon strict performance of any provision hereof, shall not prevent a subsequent act, which would have originally constituted a violation of such provision or any provision hereof, from having the effect of an original violation of such provision or any other provision hereof.

18.6	Waiver

A waiver of any default, breach or non-compliance under this Agreement is not effective unless it is in writing and signed by the Party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-compliance or by anything done or omitted to be done by that Party. The waiver by a Party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that Party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-compliance, whether of the same or any other nature.

18.7	No Liability for Consequential Damage or Loss of Profit

Each Party acknowledges that contractual damages and other remedies will be available to the other Parties with respect to any breach of any provision of this Agreement. The Parties hereby agree that no Party shall be liable (whether in contract or in tort or under common law, including negligence, or otherwise howsoever and notwithstanding the provisions of any legislation in Canada) to any other Party for any indirect or consequential losses, including indirect or consequential losses which are loss of profit or revenue, loss of use, decline in earnings, decline in production, loss of contract or other business opportunity, loss of goodwill, or for any punitive, exemplary or special damages (including resulting from any breach of this Agreement and whether or not advised of any of the foregoing) which may be suffered by such other Party in connection with this Agreement; provided that, (a) this Section 18.7 shall not apply to claims relating to a breach of Article 17; and (b) this Section 18.7 shall not preclude a Party from entitlement to indemnification for such Party as a consequence of its liability to a Third Party for indirect, consequential, punitive, exemplary or special damages which such Third Party is entitled to recover from the relevant Party.

18.8	Severability

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

18.9	Effective Time

This Agreement is deemed effective as of the Effective Date.

18.10	Time of Essence

Time shall be of the essence of this Agreement in all respects.

18.11	Further Assurances

Each Party shall promptly do, execute and deliver or cause to be done, executed and delivered all further acts, documents and things in connection with this Agreement that any other Party may reasonably require for the purpose of giving effect to this Agreement.

18.12	Successors

This Agreement shall enure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

18.13	Assignment

No Party may assign, whether absolutely, by way of security or otherwise, all or any part of its rights or obligations under this Agreement without the prior consent of all of the other Parties or in accordance with this Agreement, except where such assignment is being made together with the Transfer of its LP Units in accordance with this Agreement.

18.14	Remedies

The Parties acknowledge and agree that all restrictions contained in this Agreement are reasonable and valid and that all defences to the strict enforcement of such restrictions are hereby waived, and that the rights, privileges, restrictions and conditions set forth in this Agreement are special and unique such that a breach of any such rights, privileges, restrictions or conditions may not be adequately compensated for by an award of damages. Accordingly, any Party shall be entitled to temporary and permanent injunctive relief and to an order for specific performance against every other Party that is in breach of this Agreement. Any remedy this Agreement sets forth or contemplates shall be in addition to and not in substitution for or dependent upon any other remedy.

18.15	Withholding

All payments that the General Partner is required to make under this Agreement to a Limited Partner shall be subject to withholding of taxes and other amounts as required by Applicable Law or regulation. In lieu of withholding such taxes and other amounts, in whole or in part, the General Partner may, in its sole discretion, accept other provision for payment of taxes and other amounts as required by law, provided it is satisfied that all requirements of law affecting its responsibilities to withhold such taxes and other amounts have been satisfied.

18.16	Expenses

Unless otherwise agreed by Specified Consent, each Party will pay its own legal and other costs and expenses incurred in connection with the negotiation and finalization of this Agreement.

18.17	Subdivision, Consolidation, etc. of Units

The provisions of this Agreement shall apply, together with the necessary conforming changes, to any securities into which the Units or any of the Units may be converted or changed, to any securities of the Partnership resulting from a reclassification, subdivision or consolidation of any Units, to any securities of the Partnership which are received by the Partners as a distribution or as a result of a split, consolidation, issuance, recapitalization or reclassification, and to any securities of the Partnership or of any successor body corporate which may be received by the Partners on an amalgamation, reorganization, arrangement, merger or combination of the Partnership.

18.18	Unit Certificates
(a)	Unit Certificates shall be issued to the Limited Partners and the General Partner by the Partnership evidencing ownership of such Partner's Units (a "Unit Certificate"), and each Partner shall be entitled to a Unit Certificate upon request.
(b)	The Unit Certificates shall be in a form approved from time to time by the General Partner, provided that the General Partner shall cause each Unit Certificate to be endorsed with the following legend:

The Partnership Units represented by this certificate are subject to the terms and provisions of that certain Amended and Restated Limited Partnership Agreement of HPDI Technology Limited Partnership dated February 2, 2024, as may be amended, restated, modified or superseded from time to time, and may not be transferred, pledged or encumbered except in compliance with the terms and conditions thereof.

(c)	Every Unit Certificate must be signed by a director and/or officer of the General Partner or such other Representatives of the General Partner that may be authorized in accordance with the GP Articles or a resolution of the GP Board, and the validity of a Unit Certificate will not be affected by the circumstance that a Person whose signature is so reproduced is deceased or no longer holds the office which he or she held when the reproduction of his or her signature in that office was authorized. The signature of any director or authorized signing officer of the General Partner may be mechanically reproduced by electronic means and Unit Certificates bearing such electronic signature shall be binding upon the Partnership as if the Unit Certificate had been manually signed by such director or authorized signing officer.
(d)	Upon the dissolution of the Partnership and distribution of the assets to which such Limited Partner or General Partner is entitled hereunder, any Unit Certificate registered in the name of such Partner shall become null and void.
18.19	Restatement

Effective as of the Effective Date, the Initial Partnership Agreement is:

(a)	hereby amended and restated as set forth herein without in any way affecting the continuation of the Partnership or the Partnership Interests and other interests therein nor the rights or obligations of any Party that may have accrued as of the Effective Date pursuant to the provisions of such agreement prior to their amendment hereby; and

(b)	as so amended and restated, ratified and confirmed.
18.20	Currency

For the purpose of converting amounts specified in one currency into another currency where required, the rate of exchange to be used shall be the rate published by the European Central Bank as at the close of business on the Business Day immediately prior to the date of conversion.

18.21	Counterparts

This Agreement may be executed by PDF and in two or more counterparts, including by electronic signature, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF the Parties have executed this Agreement on the Effective Date.

1463861 B.C. LTD., as the General Partner

Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]
Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]
WESTPORT FUEL SYSTEMS CANADA INC., as a Limited Partner

Per:
Per:	Name: [Redacted – personal information] Title: [Redacted – personal information]
Name: Lance Follet Title: [Redacted – personal information]
VOLVO HPDI HOLDING INC., as a Limited Partner

Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]
Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]

[Signature Page to LPA]

Schedule A

CAPITAL CONTRIBUTIONS AND UNITS

[Redacted – commercially sensitive information]

A-1

Schedule B

Dispute REsolution

1.	If a Dispute arises between any of the Parties to this Agreement, then upon written notice of a Dispute by any of the Parties to the other Party(ies) involved in the Dispute ("Initial Dispute Notice"):
(a)	Escalation to Senior Representatives. If the Parties are unable to resolve the Dispute within 20 Business Days of receipt of the Initial Dispute Notice, the Dispute (together with any dispute under the GP USA related to the same or substantially similar subject matter ("GP Dispute"), and/or any dispute under the JVCo SHA or the JVCo Articles related to the same or substantially similar subject matter ("JVCo Dispute")) shall be referred to the chief executive officer of Westport Inc. and an executive vice president nominated by Volvo Canada ("Senior Representatives") by notice in writing (a "SR Escalation Notice"). The Dispute must first be submitted to the Senior Representatives in accordance with Appendix 1 to this Schedule B prior to exercising any of the other dispute resolution procedures set out in this Schedule B.
(b)	Additional Dispute Notice. Following escalation to the Senior Representatives in accordance with paragraph 1(a) and Appendix 1 to this Schedule B, if there remains an Outstanding Dispute (as such term is defined in paragraph 1.1(d)(ii)(B) of Appendix 1 to this Schedule B), then upon written notice from any of the Parties to the other Party(ies) involved in the Outstanding Dispute ("Additional Dispute Notice"), the Outstanding Dispute shall be resolved by Arbitration in accordance with paragraph 1(c). The Parties agree that any limitation period imposed by this Agreement or by Applicable Law in respect of a Dispute to which this Schedule B applies shall be tolled from the date of receipt of the Initial Dispute Notice until the issuance of the Additional Dispute Notice.
(c)	Arbitration. Any Outstanding Dispute in relation to which an Additional Dispute Notice has been served shall be referred to confidential, final and binding arbitration (the "Arbitration") pursuant to the rules of the International Chamber of Commerce (the "ICC"), as further set out in Appendix 2 to this Schedule B. The Outstanding Disputes that shall be settled by Arbitration include Outstanding Disputes related to the formation, existence, validity, interpretation, termination, performance or breach of this Agreement.
B-1

Appendix 1 TO Schedule B
ESCALATION TO SENIOR REPRESENTATIVES

1.1	Escalation to Senior Representatives
(a)	Each Senior Representative shall have authority to resolve the Dispute that is the subject of the Initial Dispute Notice on behalf of the relevant Partner that nominated him/her.
(b)	The Senior Representatives shall use all reasonable endeavours in good faith to resolve the Dispute in conjunction with the resolution of any GP Dispute and/or JVCo Dispute in respect of:
(i)	a Dispute and/or GP Dispute and/or JVCo Dispute that relates the Business Plan, or any component thereof (including the Budget), prior to the commencement of the next Fiscal Year; or
(ii)	any other Dispute and/or GP Dispute and/or JVCo Dispute (including a Dispute in relation to an Emergency Funding Notice), within 20 Business Days of receipt of the SR Escalation Notice,

(the "Escalation Period").

(c)	If the Senior Representatives agree to a solution (in whole or in part) to the Dispute, they shall draft a statement setting forth the terms of such resolution which shall be signed by each Senior Representative for the purposes of identification and the Partners shall procure that such resolution is fully and promptly carried into effect.
(d)	To the extent that the Senior Representatives fail to reach agreement on resolution of a Dispute within the relevant Escalation Period:
(i)	to the extent that the Dispute relates to the calculation of FMV, Schedule C shall apply in respect of such Dispute;
(ii)	in respect of any other Dispute:
(A)	to the extent that the decision that is the subject of the Dispute relates to a matter for which Specified Board Approval or Specified Shareholder Approval is required, the decision shall not be taken;
(B)	to the extent that the Dispute relates to any other matter (an "Outstanding Dispute"), it will be resolved in accordance with paragraph 1(b) of Schedule B; and/or
(C)	the Partners shall be free to exercise any accrued rights, powers or remedies they may have in respect of such Dispute.
B-2

Appendix 2 TO Schedule B
ARBITRATION PROVISIONS

1.1	Notice of Arbitration

In the event of an Outstanding Dispute that is to be resolved pursuant to paragraph 1(c) of Schedule B, any Party involved in the Outstanding Dispute shall submit the Outstanding Dispute to be settled by Arbitration within five Business Days after delivery or receipt of the Additional Dispute Notice.

1.2	All Arbitration Proceedings

The following provisions shall apply to any Dispute that is referred to Arbitration.

(a)	All Arbitrations shall be conducted under the then current rules of the International Chamber of Commerce (the "ICC Rules").
(b)	The seat of Arbitration shall be Vancouver, British Columbia, but nothing in this Agreement precludes any of the proceedings from taking place electronically.
(c)	The language of the Arbitration shall be English.
(d)	Unless the Parties to the Dispute agree otherwise, three arbitrators will be appointed for the Arbitration (the "Arbitrators") in accordance with Article 12 of the ICC Rules. Volvo Canada and Westport Canada shall be entitled to appoint one Arbitrator each and those Arbitrators together shall jointly appoint a third Arbitrator of their choosing.
(e)	Without limiting a Party's right to challenge the appointment of an Arbitrator pursuant to the ICC Rules, a Party to the Dispute shall not be entitled to set-aside an award on the basis that an appointed Arbitrator did not have the requisite expertise in the relevant subject matter.
(f)	Except as may be required by Applicable Law, neither a Party to a Dispute nor its Representatives may disclose to any Third Party (other than the Arbitrators) any matter in connection with an Arbitration without the prior written consent of the other party to the Dispute. The Arbitrators shall also maintain the confidentiality of the Arbitration.
(g)	Any decision rendered by the Arbitrators shall be final and binding upon the Parties to the Dispute and not subject to appeal, and judgment may be entered upon it in accordance with Applicable Law in any court of competent jurisdiction. The Arbitrators shall not be entitled to award interest or indirect or consequential damages (including indirect or consequential losses that are loss of profits) except as reimbursement for any such amounts which are a consequence of a party's liability to a Third Party for indirect, consequential, punitive, exemplary or special damages which such Third Party has recovered or is entitled to recover from the relevant Party.
(h)	Any award that compels any of the Parties to the Dispute to pay an amount of money shall accrue interest at the daily rate [Redacted – commercially sensitive information] from the date of breach or violation of this Agreement, as determined by the award, until such award is fully paid.

B-3

(i)	For the sake of efficiency and to avoid inconsistent findings, the Parties consent to the consolidation of two or more Arbitrations commenced under this Agreement or any other JV Agreement that relate to the same facts and issues. For this purpose, the Parties shall (and shall procure that their respective 100% Affiliates, as applicable, shall) procure, to the extent each of them is able, that the arbitral tribunal for any such Arbitration shall be composed of the same Arbitrators as the tribunal for any previous such Arbitration. In the event that this is not possible, the arbitral tribunal of the first such Arbitration shall adjudicate the consolidation of the relevant Arbitrations.

B-4

Schedule C

FMV PROCEDURE AND METHODOLOGY

[Redacted – commercially sensitive information]

C-1